Bradford & Bingley

RECEIVED

2008 JUL 23 P 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

JUL 25 2008

THOMSON REUTERS

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

11 July 2008

[redacted]

08003957

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering

John Pickering
Assistant Manager
Company Secretary's Office

7/24

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN OR INTO ANY JURISDICTION WHERE SUCH ACTION WOULD BREACH ANY APPLICABLE LAW

Bradford & Bingley plc

11 July 2008

Publication of Supplementary Prospectus

Further to the announcement made on 4 July 2008, Bradford & Bingley announces that the supplementary prospectus (the "Supplementary Prospectus") in connection with the 67 for 50 enlarged rights issue (the "Rights Issue") of approximately 828 million shares, in order to raise approximately £400 million (net of expenses), is being published today.

The Group can confirm its fully underwritten Rights Issue, which is supported by four major shareholders, is proceeding according to plan.

Copies of the Supplementary Prospectus will be made available to shareholders free of charge upon request during normal business hours on Monday to Friday each week (public holidays excepted) from and including the date of publication of the Supplementary Prospectus at the registered office of the Company at Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA, at the registered office of Citigroup Global Markets Limited at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB and at the registered address of UBS Limited at 1 Finsbury Avenue, London, EC2M 2PP. The Supplementary Prospectus will also be available for download to eligible persons from the Group's website www.bbg.co.uk

In addition, the Supplementary Prospectus will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London, E14 5HS.

END

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS") are acting each exclusively for Bradford & Bingley and for no one else in connection with the matters described in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the matters described in this announcement and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus and the supplementary prospectus. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the supplementary prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Certain information, statements, beliefs and opinions in this announcement are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you hold your Shares directly and you sell or have sold or otherwise transferred all of your Shares (other than ex-rights) held in certificated form before 8.00 a.m. on 18 July 2008 (the "**ex-rights date**") please send any Provisional Allotment Letter, if and when received, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee except that such documents should not be sent to any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to the United States and the other Excluded Territories. If you sell or have sold or otherwise transferred only some of your Shares (other than ex-rights) held in certificated form, you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected and refer to the instructions regarding split applications set out in the Provisional Allotment Letter. If you sell or have sold or otherwise transferred all or some only of your Shares (other than ex-rights) held in uncertificated form before the ex-rights date, a claim transaction will be automatically generated by CRESTCo, which on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

This document, which comprises a supplementary prospectus prepared in accordance with the Prospectus Rules, has been filed with the FSA and made available to the public in accordance with the Prospectus Rules.

This document is supplemental to and must be read in conjunction with the prospectus published by the Company on 24 June 2008 (the "Prospectus"). Save as disclosed in this Supplementary Prospectus, since the publication of the Prospectus, there have been no other significant new factors, material mistakes or inaccuracies relating to the information included in the Prospectus.

The Existing Shares are listed on the Official List and traded on the London Stock Exchange's main market for listed securities. Application will be made to the UK Listing Authority and to the London Stock Exchange for the Rights Issue Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities, respectively. It is expected that admission of the Rights Issue Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities will become effective and that dealings will commence, nil paid, at 8.00 a.m. on 18 July 2008.

Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited and UBS Limited are each acting exclusively for Bradford & Bingley and for no one else in relation to the Enlarged Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Enlarged Rights Issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the Enlarged Rights Issue or any other matters referred to in this document.

Bradford & Bingley

Bradford & Bingley plc

(Registered in England and Wales under the Companies Act 1985 with no. 3938288)

67 for 50 Enlarged Rights Issue of up to 827,683,875 Shares at 55 pence per Share

Citi	UBS Investment Bank
Joint corporate broker, joint sponsor, joint bookrunner and co-underwriter	**Joint corporate broker, joint sponsor, joint bookrunner and co-underwriter**

The distribution of this document and/or the Provisional Allotment Letter and/or the Nominee Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or the Rights Issue Shares into jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document and/or the accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. In particular, this document, the Provisional Allotment Letter, the Nominee Allotment Letter and any other such documents should not be distributed, forwarded to or transmitted in or into the United States (as defined in Regulation S under the US Securities Act of 1933, as amended (the "**Securities Act**")) or the other Excluded Territories.

Shareholders and any other person contemplating a purchase of Nil Paid Rights, Fully Paid Rights or the Rights Issue Shares should review this document and the documents incorporated by reference, in their entirety, and in particular the "Risk Factors" set out on pages 10 to 17 of the Prospectus and pages 7 and 8 of this document for a discussion of certain factors that should be considered by Shareholders when deciding on what action to take in relation to the Enlarged Rights Issue, and by others in deciding whether or not to purchase Nil Paid Rights, Fully Paid Rights or Rights Issue Shares.

In addition to this document, subject to certain conditions being satisfied, including the passing of Resolution 1, it is expected that on or around 17 July 2008, Eligible Nominee Shareholders will be sent a Nominee Allotment Letter, and Qualifying Non-CREST Shareholders will be sent a Provisional Allotment Letter. Qualifying CREST Shareholders (none of whom will receive a Provisional Allotment Letter) are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 18 July 2008. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission.

The latest time and date for acceptance and payment in full for Rights Issue Shares is expected to be 11.00 a.m. on 13 August 2008 for Eligible Nominee Shareholders and 11.00 a.m. on 15 August 2008 for Qualifying Non-CREST Shareholders and Qualifying CREST Shareholders. The procedures for acceptance and payment are set out in Part IV (for Qualifying Shareholders) and Part V (for Eligible Nominee Shareholders) of this document and, for Qualifying Non-CREST Shareholders only, also in the Provisional Allotment Letter and for Eligible Nominee Shareholders only, also in the Nominee Allotment Letter. Qualifying CREST Shareholders should refer to Section 4 entitled "Action to be taken in relation to Nil Paid Rights or Fully Paid Rights in CREST" in Part IV of this document.

Qualifying Non-CREST Shareholders should refer to this document pending receipt (other than those with registered addresses in the United States or any of the Excluded Territories) of a Provisional Allotment Letter. Qualifying CREST Shareholders should note that they will receive no further written communication from the Company in respect of the Enlarged Rights Issue. They should accordingly refer to this document for, inter alia, details of the actions they may take in respect of the Enlarged Rights Issue. Qualifying CREST Shareholders who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this document and the Enlarged Rights Issue. Holdings of Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Enlarged Rights Issue.

This document does not constitute an offer to sell or a solicitation of an offer to buy the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares or take up entitlements to Nil Paid Rights in the United States or the Excluded Territories. None of the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares, the Provisional Allotment Letters or the Nominee Allotment Letters have been or will be registered under the Securities Act, or any relevant laws of the Excluded Territories, or any state, province or territory thereof. Accordingly, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Provisional Allotment Letters and the Nominee Allotment Letters may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Nominee Allotment Letters and the Provisional Allotment Letters are being offered and sold outside the United States only, in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act. Accordingly, none of the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares will be offered, issued or transferred to any Shareholder with a registered address in, or who is resident in, the United States or the other Excluded Territories. Neither this document, the Provisional Allotment Letters nor the Nominee Allotment Letters will be distributed in or into the United States or any of the other Excluded Territories. All Overseas Shareholders and any person (including, without limitation, a nominee or trustee) who has a contractual or legal obligation to forward this document or any accompanying Provisional Allotment Letter, the Nominee Allotment Letter or other document to a jurisdiction outside the United Kingdom should read Section 7 entitled "Overseas Shareholders" in Part IV (for Qualifying Shareholders) and Part V (for Eligible Nominee Shareholders) of this document.

The distribution of this document in certain jurisdictions may be restricted by law. No action has been taken by the Company or by the Underwriters that would permit an offer of Rights Issue Shares or rights thereto or possession or distribution of this document or any other offering or publicity material or Nominee Allotment Letter or Provisional Allotment Letter, or the Nil Paid Rights or the Fully Paid Rights, in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Nominee Allotment Letters and the Provisional Allotment Letters are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in Section 7 entitled "Overseas Shareholders" in Part IV (for Qualifying Shareholders) and Part V (for Eligible Nominee Shareholders) of this document.

Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than in considering an investment in the Rights Issue Shares is prohibited, except to the extent such information is otherwise publicly available. Each offeree of the Rights Issue Shares, by accepting delivery of this document, agrees to the foregoing.

Any decision in connection with the Enlarged Rights Issue should be made solely on the basis of the information contained in the Prospectus and this document. Without limitation to the foregoing, reliance should not be placed on any information in announcements released by the Company prior to the date hereof, except to the extent that such information is repeated or incorporated by reference in the Prospectus or in this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised by the Company or the Underwriters. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information in this document is correct as at any time subsequent to its date. Without limitation, the contents of the Company's websites do not form part of this document.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

NOTICE TO US INVESTORS

General

The Company is not taking any action to register the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Provisional Allotment Letters or the Nominee Allotment Letters in the United States or any of the Excluded Territories. In particular, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Provisional Allotment Letters and the Nominee Allotment Letters have not been and will not be registered under the Securities Act nor under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state laws.

None of the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Provisional Allotment Letters, the Nominee Allotment Letters or this document has been approved or disapproved by the US Securities and Exchange Commission, any state securities commission or any other US regulatory authority nor has any such authority passed upon or endorsed the merits of the Enlarged Rights Issue or the accuracy or the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Until 40 days after the commencement of the Enlarged Rights Issue, an offer, sale or transfer of Nil Paid Rights, Fully Paid Rights, Rights Issue Shares, Provisional Allotment Letters or Nominee Allotment Letters within the United States by a dealer (whether or not participating in the Enlarged Rights Issue) may violate the registration requirements of the Securities Act.

Representations and warranties by investors in the Enlarged Rights Issue

Each person to whom the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Provisional Allotment Letters or the Nominee Allotment Letters are distributed, offered or sold outside the United States will be deemed by his subscription for, or purchase of, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares to have represented and agreed, on his behalf and on behalf of any investor accounts for which he is subscribing for or purchasing the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares, as the case may be, that:

- He may lawfully be offered, take up, subscribe for and purchase the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares;
- He is not a national, citizen or resident of Australia, Canada, Japan or South Africa, and that he will not offer, sell or transfer, directly or indirectly, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares in Australia, Canada, Japan or South Africa;
- He is located outside the United States or is acquiring the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares from the Company or the Underwriters in an "offshore transaction" (as defined in Regulation S under the Securities Act);
- The Nil Paid Rights, the Fully Paid Rights and the Rights Issue Shares have not been offered to him by the Company or the Underwriters by means of any "directed selling efforts" as defined in Regulation S under the Securities Act; and
- The Nil Paid Rights, the Fully Paid Rights and the Rights Issue Shares are "restricted securities" and consequently he will not offer, resell or otherwise transfer, directly or indirectly, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state laws.

Each subscriber or purchaser acknowledges that the Company and the Underwriters will rely upon the truth and accuracy of the foregoing representations and agreements, and agrees that if any of the representations and agreements deemed to have been made by such subscriber or purchaser by his subscription for, or purchase of, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares, as the case may be, are no longer accurate, he shall promptly notify the Company and the Underwriters. If such subscriber or purchaser is subscribing for, or purchasing, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares as a fiduciary or agent for one or more investor accounts, each subscriber or purchaser represents that he has sole investment discretion with respect to each such account and full power to make the foregoing representations and agreements on behalf of each such account.

Definitions

Certain terms used in this document, including capitalised terms, are defined and explained in the part entitled "Definitions" at the end of the Prospectus or in the part entitled "Additional Definitions" at the end of this document. In the event that any of the definitions contained in this document are inconsistent with the definitions contained in the Prospectus, the definitions in this document shall prevail.

Any reference to the term Rights Issue and Rights Issue Shares in the Prospectus shall be deemed to be a reference to the term Enlarged Rights Issue and Rights Issue Shares, as defined in this document.

Where to find help

If you have questions in relation to the Enlarged Rights Issue, please telephone the Shareholder Helpline on the numbers set out below. This helpline is available from 8.30 a.m. to 5.00 p.m. Monday to Friday.

Shareholder Helpline telephone numbers:
0844 472 6003 from inside the UK
+44 870 703 0003 from overseas

Please note that for legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Enlarged Rights Issue or to provide financial, tax or investment advice.

Table of Contents

Summary

The numbered sections below replace the section or the relevant paragraph with the same numbers contained in the Summary of the Prospectus.

1. Introduction

On 2 June 2008, the Board made an announcement that it proposed to raise approximately £400 million of additional capital by way of a rights issue in combination with an investment in the Company by TPG. Shareholders were sent the Circular dated 10 June 2008 describing the proposals.

On 3 July 2008, the Company was informed by Moody's of its decision to downgrade the Company's long-term bank deposit and senior debt ratings from A3 to Baa1 (and to maintain the Company's short-term rating at P2). In light of this downgrade, TPG exercised its right to terminate the Subscription Agreement with respect to its proposed £179 million investment in the Company, with the result that TPG will not be making an investment in the Company.

In an announcement released on 3 July 2008, the Board stated that it would instead proceed with the capital raising announced on 2 June 2008 by way of an Enlarged Rights Issue to raise net proceeds of approximately £400 million. The net proceeds of the Enlarged Rights Issue will be approximately the same as would have been the case had the 19 for 25 rights issue described in the Prospectus proceeded and TPG made its investment in the Company. The Enlarged Rights Issue is supported by a number of the Company's largest shareholders, including Insight Investment, Legal & General Investment Management, M&G Investment Managers and Standard Life Investments. The subscription price of 55 pence per Rights Issue Share will remain unchanged. The Enlarged Rights Issue offers all Qualifying Shareholders the opportunity to participate in the capital raising in proportion to their existing shareholdings in the Company.

2. Background to and reasons for the Enlarged Rights Issue

The Directors believe strengthening the Group's capital base is the correct course of action to take during a time of continued financial market dislocation and that a rights issue is the best method of doing so. The Board believes that with a strengthened capital base, the Group will be better able to develop the business to exploit the opportunities available in its markets in the medium term.

The Enlarged Rights Issue will raise approximately £400 million, net of expenses. These proceeds will strengthen the Group's capital position and mitigate the impact of the previously announced reductions in the value of certain of the Group's treasury investments.

The Directors believe that the Group's strengthened capital position will further support its funding programme and enhance its competitive position. The capital raising will also improve the Group's regulatory capital ratios.

Mitigating the impact of reductions in the value of the Group's treasury assets

The Group entered the recent period of financial volatility with appropriately strong levels of shareholders' funds and regulatory capital. However, the financial volatility has reduced the value of treasury assets within the structured finance portfolio which has affected earnings and reduced shareholders' equity. The total impact on shareholders' equity of reductions in value of the Group's treasury assets as at 30 April 2008 was £275 million. The Board believes that now is the correct time to restore the Group's capital base and to ensure that the Group has a substantial capital cushion for the future.

Supporting the Group's funding programme

Since the autumn of 2007, when the difficulties in the financial markets became apparent, the Group has raised additional funds through a diverse range of sources. The Directors believe that a strengthened capital base will provide additional reassurance to funding providers, including savings customers.

Enhancing the Group's competitive position

The Directors also believe that by strengthening its capital base now, the Group will be better placed to pursue its strategy, reinforcing its position as one of the leading mortgage and savings banks in the UK. The Directors believe that the capital raising will further reassure the Company's savings customers, and the Group's improved financial strength will ensure that it can continue to develop and provide high quality long-term savings products in a competitive market.

Improving the Group's capital ratios

The Group has historically been well capitalised relative to its UK peers. The Board has noted recent capital raisings by a number of financial institutions and seeks to maintain its position of relative strength. Due to the Board's more cautious outlook and belief that the economic conditions experienced in the first four months of the year will continue for the balance of the year, the Board has revised its target Tier 1 Ratio range to between 8% and 10%.

With the equity raised through the Enlarged Rights Issue, the Group expects to enhance its position as one of the better capitalised banking groups in the UK. As at 31 December 2007, the Group had a Tier 1 Ratio of 8.6% and a Core Tier 1 Ratio of 7.7%. Taking into account the previously announced write-downs to the Group's structured investment portfolio, and assuming the proceeds of the Enlarged Rights Issue had been received by that time, the Directors are of the view that the Group's Tier 1 Ratio at 30 June 2008 would have been above 9% and the Group's Core Tier 1 Ratio at 30 June 2008 would have been above 8%.

3. Resolution Limited Proposal

This section is deleted following the withdrawal by Resolution Ltd of its proposal to the Company.

6. Key terms and conditions of the Enlarged Rights Issue

Subject to the satisfaction of certain conditions, including the passing of Resolution 1, Admission of the Rights Issue Shares, nil paid, and the Revised Underwriting Agreement becoming unconditional, the Board proposes to issue up to 827,683,875 Rights Issue Shares in order to raise approximately £400 million, net of expenses. The Issue Price of 55 pence per Rights Issue Share represents a 38% discount to the closing market price of 88.25 pence per share on 30 May 2008, the last Dealing Day prior to the Announcement. The Rights Issue Shares are being offered by way of rights to Qualifying Shareholders on the basis of 67 Rights Issue Shares for every 50 Existing Shares held.

The Company has arranged for the Enlarged Rights Issue to be underwritten by Citi and UBS Limited in order to provide certainty as to the amount of capital to be raised if the Enlarged Rights Issue proceeds.

Resolution 1 must be passed by Shareholders at the Reconvened Extraordinary General Meeting in order for the Enlarged Rights Issue to take effect.

Admission is expected to become effective, and trading of the Rights Issue Shares, nil paid, to commence on the London Stock Exchange at 8.00 a.m. on 18 July 2008.

The latest time and date for acceptance and payment in full under the Enlarged Rights Issue is expected to be 11.00 a.m. on 13 August 2008 for Eligible Nominee Shareholders and 11.00 a.m. on 15 August 2008 for Qualifying Shareholders.

7. Key terms and conditions of the TPG Investment

This section is deleted following TPG's exercise of its right to terminate the Subscription Agreement.

9. Summary of risk factors

The summary of risk factors is unchanged save for the section headed Risks Relating to the Transaction and the Shares which is replaced in its entirety with the following section:

Risks Relating to the Enlarged Rights Issue and the Shares

- Each investor should consider whether there are any legal or other restrictions applicable to them on making investments in the Rights Issue Shares
- The Company's ability to pay dividends and effect returns of capital in the future is not certain
- There is a risk that there will not be an active trading market in Nil Paid Rights and there may be volatility in the trading price of Nil Paid Rights
- There is the risk of volatility in the price of the Shares
- The exercise of rights under the Enlarged Rights Issue will not be available to any Shareholders with a registered address in the United States or the Excluded Territories
- The implementation of the Enlarged Rights Issue will result in the dilution of ownership of Existing Shares for Qualifying Shareholders who do not take up their rights under the Rights Issue

10. Copies of the Prospectus

This Supplementary Prospectus and the Prospectus are available in hard copy from the Company's registered office at Croft Road, Crossflatts, Bingley, West Yorkshire BD16 2UA and on the Company's website, www.bbg.co.uk.

Risk Factors

The Risk Factors contained in the Prospectus with the same numbers as set out below are amended or deleted as follows:

1. Risks relating to the Group's business

The Group faces credit risk as an inherent component of its mortgage lending business

This Risk Factor is deleted and replaced by the following:

"Because the Group is a primary lender, risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers are inherent in the Group's business. Adverse changes in the credit quality of the Group's borrowers (generally as a result of increasing unemployment), a general deterioration in UK economic conditions, falling house prices or adverse changes arising from systemic risks in financial systems have reduced and could continue to reduce the recoverability and value of the Group's assets, and require further increases in the level of provisions for bad and doubtful debts. Although the Group uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment by the Group and an increase in the allowances for loan losses, loan losses in excess of the previously determined provisions or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans would have an adverse effect on the Group's results and financial condition. During the last 12 months credit conditions in the UK have tightened and arrears levels have increased. Although an increase in arrears levels does not necessarily lead to an increase in defaults, increasing arrears rates are an indicator of likely future increases in defaults.

The Group faces additional risks in assessing credit quality and estimating arrears levels when acquiring mortgage portfolios from third parties under its existing contractual obligations. For example, these additional risks might result from errors or inaccuracies in the sampling and due diligence process or as a result of financial crime previously undiscovered by the third party originator. These factors could lead to variations in asset quality between acquired mortgage portfolios and the Group's own originated portfolio.

Any significant increase in the use of Individual Voluntary Arrangements or bankruptcy orders by the Group's customers could have an adverse effect on the Group's results of operations and financial condition. There is also a risk that there may be increases in general incidents of financial crime or specifically targeted incidents of crime against the Group, including valuer and solicitor fraud in new mortgage lending, see ***"The Group depends on the accuracy and completeness of information about customers and counterparties provided by them which may be inaccurate or misleading"***."

2. Liquidity and Funding risks

Downgrades to the Company's credit ratings or outlook could impair the Group's access to funding and the Group's competitive position (following publication of the Trading Statement, the Group's credit ratings were reduced by each of the major credit ratings agencies)

This Risk Factor is deleted and replaced by the following:

"The Group's business is dependent on its ability to access the capital markets, and the cost of borrowing in these markets is influenced by the Company's credit ratings. Following the Company's Trading Statement on 2 June 2008, the Company's long-term bank deposit and senior debt ratings with Moody's were downgraded from A2 to A3 and its Long-term Issuer Default rating with Fitch from A to A-. The short term deposit and commercial paper ratings with Moody's were downgraded from Prime-1 to Prime-2 and the Short-term Issuer Default rating with Fitch was downgraded from F1 to F2 and the Company was placed on 'CreditWatch negative' by Standard & Poor's. On 3 July 2008, the Company was informed by Moody's of its decision to downgrade the Company's long-term bank deposit and senior debt ratings from A3 to Baa1. The Company's long-term outlook is currently on 'review for downgrade' with Moody's and on 'negative watch' with Fitch. There can be no guarantee that the Company will not be subject to further downgrades to its credit ratings. Any further changes in the Company's credit ratings could impact the volume and pricing of its funding, and the cost of borrowing, which could impact profit. Specifically, any further credit rating downgrades could also negatively impact the volume and pricing of the Company's funding through the Aire Valley Master Trust securitisation vehicle and covered bond programmes."

4. Risks relating to the Enlarged Rights Issue and the Shares

The Transaction Resolutions are interdependent and the TPG Investment is conditional on Admission of the Rights Issue Shares (although TPG may waive this condition in relation to the Initial Subscription)

This Risk Factor is deleted and replaced by the following:

"The Enlarged Rights Issue is dependent on the passing of Resolution 1 at the Reconvened Extraordinary General Meeting

Resolution 1 must be passed by Shareholders at the Reconvened Extraordinary General Meeting in order for the Enlarged Rights Issue to take effect.

The proceeds of the Enlarged Rights Issue will, inter alia, strengthen the Group's capital position, mitigate the impact of the previously announced reductions in the value of certain of the Group's treasury investments and improve the Group's regulatory capital ratios. If the Company is unable to complete the Enlarged Rights Issue, the Board may need to consider alternative methods for improving the Group's regulatory capital ratios, which could include a reduction in dividends, a reduction in the rate of growth of risk weighted assets or increased issuance of certain securities. If such measures were unsuccessful, there is a risk that the Company would be unable to achieve improved capital ratios and therefore the benefits of such capital ratios would not be obtained."

The interests of the Company's significant shareholders may conflict with the interests of the Group and with those of other Shareholders

This Risk Factor is deleted.

Share Capital Statistics

Price per Rights Issue Share	55 pence
Number of Ordinary Shares in issue at the date of this document	617,674,534
Number of Rights Issue Shares to be issued in connection with the Enlarged Rights Issue	Up to 827,683,875
Net proceeds of the Enlarged Rights Issue receivable by the Company, after deduction of expenses	£401 million
Rights Issue Shares to be issued in connection with the Enlarged Rights Issue as a percentage of the Enlarged Share Capital	57.3%
Number of Shares in issue immediately following the Enlarged Rights Issue	Up to 1,445,358,409

Notes:

On the assumption that:

1. *no further Shares are issued as a result of the exercise or satisfaction of any options/awards granted under the Share Schemes or otherwise between the date of this document and the completion of the Enlarged Rights Issue; and*
2. *Shareholders pass the Scrip Resolution.*

Expected Timetable of Key Events

Event	2008
Announcement of the details of the Enlarged Rights Issue	4 July
Despatch of the Supplementary Circular, Forms of Proxy and Forms of Direction	9 July
Publication of the Supplementary Prospectus	11 July
Record Date for entitlements under the Enlarged Rights Issue	close of business on 11 July
Latest time and date for receipt of Forms of Direction from Nominee Shareholders	9.00 a.m. on 14 July
Latest time and date for receipt of Forms of Proxy from Non-CREST and CREST Shareholders	9.00 a.m. on 15 July
Reconvened Extraordinary General Meeting	**9.00 a.m. on 17 July**
Despatch of Nominee Allotment Letters to Eligible Nominee Shareholders and Provisional Allotment Letters to Qualifying Non-CREST Shareholders	17 July
Dealings in Rights Issue Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 18 July
Shares marked "ex" by the London Stock Exchange	8.00 a.m. on 18 July
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on 18 July
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on 18 July
Recommended latest time and date for request to withdraw from the Nominee Account	11.00 a.m. on 6 August
Latest time and date for requesting Cashless Take Up or sale of all Nil Paid Rights through the Computershare Dealing Facility (for Qualifying Non-CREST Shareholders and Eligible Nominee Shareholders)	11.00 a.m. on 8 August
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 8 August
Latest time for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on 11 August
Latest time and date for acceptance of and payment in full in respect of Nil Paid Rights under Nominee Allotment Letters by Eligible Nominee Shareholders[1]	**11.00 a.m. on 13 August**
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on 13 August
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	**11.00 a.m. on 15 August**
Rights Issue Shares credited to CREST stock accounts	18 August
Despatch of definitive share certificates for the Rights Issue Shares in certificated form	by no later than 26 August
Despatch of statements to Eligible Nominee Shareholders who have taken up their Nil Paid Rights	by no later than 26 August

Notes:

1. *To allow the Nominee to process acceptances and payments by Eligible Nominee Shareholders, the latest time and date for acceptance of and payment in respect of Nil Paid Rights under a Nominee Allotment Letter by an Eligible Nominee Shareholder is two days earlier than the latest time and date for acceptance and payment in full in respect of Nil-Paid Rights under a Provisional Allotment Letter. Nominee Shareholders will still have longer than the 21 clear day acceptance period required by the Act.*

2. *The times and dates set out in the expected timetable of key events above and mentioned throughout this document may be adjusted by the Company in consultation with the Underwriters in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, Qualifying Shareholders.*

Part I – Details of the Enlarged Rights Issue

The numbered sections of this Part I replace the sections with the same numbers in Part I of the Prospectus.

1. Introduction

On 2 June 2008, the Board made an announcement that it proposed to raise approximately £400 million of additional capital by way of a rights issue in combination with an investment in the Company by TPG. Shareholders were sent the Circular dated 10 June 2008 describing the proposals.

On 3 July 2008, the Company was informed by Moody's of its decision to downgrade the Company's long-term bank deposit and senior debt ratings from A3 to Baa1 (and to maintain the Company's short-term rating at P2). In light of this downgrade, TPG exercised its right to terminate the Subscription Agreement with respect to its proposed £179 million investment in the Company, with the result that TPG will not be making an investment in the Company.

In an announcement released on 3 July 2008, the Board stated that it would instead proceed with the capital raising announced on 2 June 2008 by way of an Enlarged Rights Issue to raise net proceeds of approximately £400 million. The net proceeds of the Enlarged Rights Issue will be approximately the same as would have been the case had TPG made its investment in the Company. The Enlarged Rights Issue is supported by a number of the Company's largest shareholders, including Insight Investment, Legal & General Investment Management, M&G Investment Managers and Standard Life Investments. The subscription price of 55 pence per Rights Issue Share will remain unchanged. The Enlarged Rights Issue offers all Qualifying Shareholders the opportunity to participate in the capital raising in proportion to their existing shareholdings in the Company.

The Enlarged Rights Issue has been underwritten by Citi and UBS Limited in order to provide certainty as to the amount of capital the Company will raise if the Enlarged Rights Issue proceeds.

The Enlarged Rights Issue is conditional on the passing of Resolution 1 set out in the Supplementary Circular. This involves: (i) authorising an increase in the Company's share capital to create sufficient Rights Issue Shares; and (ii) the granting of authority to the Directors to allot and issue the Rights Issue Shares, in each case for the purposes of the Enlarged Rights Issue as required by the Act.

2. Background to and reasons for the Enlarged Rights Issue

The Directors believe strengthening the Group's capital base is the correct course of action to take during a time of continued financial market dislocation and that a rights issue is the best method of doing so. The Board believes that with a strengthened capital base, the Group will be better able to develop the business to exploit the opportunities available in its markets in the medium term.

The Enlarged Rights Issue will raise approximately £400 million, net of expenses. These proceeds will strengthen the Group's capital position and mitigate the impact of the previously announced reductions in the value of certain of the Group's treasury investments.

The Directors believe that the Group's strengthened capital position will further support its funding programme and enhance its competitive position. The capital raising will also improve the Group's regulatory capital ratios.

Mitigating the impact of reductions in the value of the Group's treasury assets

The Group entered the recent period of financial volatility with appropriately strong levels of shareholders' funds and regulatory capital. However, the financial volatility has reduced the value of treasury assets within the structured finance portfolio which has affected earnings and reduced shareholders' equity. At the time of the Group's preliminary results in February 2008, the Group announced impairments and fair value adjustments in the treasury structured finance portfolio, which collectively had reduced Tier 1 Capital as at 31 December 2007 by approximately £101 million and shareholders' equity by approximately £161 million. In addition to this, in the Trading Statement released on 2 June 2008, further impairment and fair value movements during the first four months of the year were disclosed, which had a further impact on Tier 1 Capital of approximately £62 million (after tax) and on shareholders' equity of approximately £114 million (after tax). The impact on Tier 1 Capital comprised of £47 million fair value reductions (£33 million after tax) and £42 million impairment charges (£29 million after tax).

The total impact on shareholders' equity of reductions of value of the Group's treasury assets as at 30 April 2008 was £275 million.

In May 2008, the Group further reduced its exposure to synthetic CLOs and CDOs, by selling assets with a carrying value of £68 million (as at 30 April 2008). This incurred a loss on sale of approximately £7 million before tax. In addition, an unrealised loss of £20 million has been crystallised, reflecting previously recorded downward adjustments in the balance sheet carrying value of these assets that has been transferred to the income statement. These amounts have been offset by gains of £21 million on other treasury transactions.

The Board believes it has adopted a prudent approach to the provisions it has made in respect of the value of treasury assets within its structured finance portfolio. The Group continues to reduce its structured finance portfolio and is mindful of the fact that market conditions for these assets remain uncertain.

Accordingly, the Board believes that now is the correct time to restore the Group's capital base and to ensure that the Group has a substantial capital cushion for the future.

Supporting the Group's funding programme

Since the autumn of 2007, when the difficulties in the financial markets became apparent, the Group has raised additional funds through a diverse range of sources:

- The Group's retail savings franchise is strong and deposits have grown during 2008.
- In September and October 2007, some £2.5 billion was raised in a series of private funding transactions.
- In November 2007, the Group sold two non-core loan portfolios for some £4.0 billion.
- In February 2008, the Board approved the agreement of terms of £2.0 billion committed 3 to 5 year funding facilities.

The Directors believe that a strengthened capital base will provide additional reassurance for funding providers, including savings customers.

In addition, the Board welcomes the Bank of England's Special Liquidity Scheme announced on 21 April 2008. The scheme provides that banks can, for a period, swap assets of sufficiently high quality for Treasury Bills. The Board believes that this scheme will, as intended, improve the liquidity position of the UK banking system and raise confidence in the financial markets.

Enhancing the Group's competitive position

The Directors also believe that by strengthening its capital base now, the Group will be better placed to pursue its strategy, reinforcing its position as one of the leading mortgage and savings banks in the UK.

The need for customer confidence in the UK banking industry is understandably high. The Directors believe that the capital raising will further reassure the Company's savings customers, and the Group's improved financial strength will ensure that it can continue to develop and provide high quality long-term savings products in a competitive market.

Demand for buy-to-let mortgages remains high with continuing tenant demand and rising rents. The supply of mortgages to meet this demand is constrained by the lack of funding generally, and the withdrawal of several competitors from the mortgage market. In raising this additional capital, the Directors believe that the Group will be better placed to take advantage of these market conditions by writing good quality business at attractive margins. By providing a strong and stable portfolio of mortgage products, the Group will also seek to ensure that its key relationships with mortgage intermediaries, an important part of the UK mortgage market, continue to flourish.

Improving the Group's capital ratios

The Group has historically been well capitalised relative to its UK peers. The Board has noted recent capital raisings by a number of financial institutions and seeks to maintain its position of relative strength. Due to the Board's more cautious outlook and belief that the economic conditions experienced in the first four months of the year will continue for the balance of the year, the Board has revised its target Tier 1 Ratio range to between 8% and 10%.

With the equity raised through the Enlarged Rights Issue, the Group expects to enhance its position as one of the better capitalised banking groups in the UK. As at 31 December 2007, the Group had a Tier 1 Ratio of 8.6% and a Core Tier 1 Ratio of 7.7%. Taking into account the previously announced write-downs to the Group's structured investment portfolio, and assuming the proceeds of the Enlarged Rights Issue had been received by that time, the Directors are of the view that the Group's Tier 1 Ratio at 30 June 2008 would have been above 9% and the Group's Core Tier 1 Ratio at 30 June 2008 would have been above 8%.

6. Key Terms and Conditions of the Enlarged Rights Issue

Subject to the satisfaction of the conditions referred to below, the Board proposes to issue approximately 828 million Rights Issue Shares in order to raise approximately £400 million. The Issue Price of 55 pence per Rights Issue Share represents a 38% discount to the closing market price of 88.25 pence per share on 30 May 2008, the last Dealing Day prior to the announcement of Steven Crawshaw stepping down as Group Chief Executive, the Transactions (as defined in the Prospectus) and the Company's Trading Statement.

The Rights Issue Shares are being offered by way of rights to Qualifying Shareholders on the following basis:

67 Rights Issue Shares for every 50 Existing Shares

held and so on in proportion to any other numbers of Existing Shares held and registered in their name or, in the case of Eligible Nominee Shareholders, held and registered in the name of the Nominee, at the Record Date.

The Company has arranged for the Enlarged Rights Issue to be underwritten by Citi and UBS Limited in order to provide certainty as to the amount of capital to be raised if the Enlarged Rights Issue proceeds. A summary of the material terms of the Revised Underwriting Agreement is set out in Section 9 of this Part I.

The Enlarged Rights Issue is conditional upon (i) the passing of Resolution 1 at the Reconvened Extraordinary General Meeting, (ii) Admission of the Rights Issue Shares, nil paid, becoming effective by not later than 8.00 a.m. on the first Dealing Day after the Reconvened Extraordinary General Meeting (which Dealing Day is expected to be 18 July 2008)

and the last date for acceptances being no later than 15 August 2008, and (iii) the Underwriters' obligations under the Revised Underwriting Agreement otherwise having become unconditional in all respects and the Revised Underwriting Agreement not having been terminated in accordance with its terms prior to Admission of the Rights Issue Shares, nil paid.

Application will be made to the UK Listing Authority for the Rights Issue Shares to be admitted to the Official List and to the London Stock Exchange for the Rights Issue Shares to be admitted to trading on its main market for listed securities. Admission is expected to become effective, and trading of the Rights Issue Shares, nil paid, to commence on the main market of the London Stock Exchange at 8.00 a.m. on 18 July 2008.

The Enlarged Rights Issue will result in the issue of approximately 828 million Shares (representing approximately 57% of the issued share capital of the Company, as enlarged by the Enlarged Rights Issue). The Rights Issue Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares (other than any entitlement to the Enlarged Rights Issue).

The terms and conditions of the Enlarged Rights Issue are set out in Part IV of this document for Qualifying Shareholders and Part V of this document for Eligible Nominee Shareholders. Further details of the terms of the Rights Issue Shares are set out in Section 8 of this Part I below.

7. Resolutions

As described above, the Enlarged Rights Issue is conditional upon Shareholder approval of Resolution 1.

Shareholders are asked to consider and vote in favour of Resolution 1 in respect of the Enlarged Rights Issue:

- **Resolution 1** is an ordinary resolution, which is proposed to be amended such that it is not conditional on the passing of Resolutions 2 and 3, to:
  - increase the authorised share capital of the Company from £220,500,000 to £411,317,312.25 by the creation of an additional 763,269,249 Rights Issue Shares ranking pari passu with the Existing Shares (other than any entitlement to the Enlarged Rights Issue) for the purposes of the Enlarged Rights Issue (which, without taking account of the Scrip Issue, represents an increase of approximately 87% in the authorised ordinary share capital of the Company as at the date of this document); and
  - authorise the Directors under section 80 of the Act to allot relevant securities up to an aggregate nominal value of £190,817,312.25 for the purposes of the Enlarged Rights Issue, representing approximately 124% of the issued Shares as at the date of this document. If passed, this authority will expire on the earlier of 15 months after the passing of this Resolution and the conclusion of the annual general meeting of the Company to be held in 2009. In order to give effect to the Enlarged Rights Issue, the Directors will use in part the authorisation to allot Shares as given to the directors at the AGM of the Company held on 22 April 2008.

8. Information about the Rights Issue Shares

The Rights Issue Shares will, if issued, and once fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared (other than any entitlement to the Enlarged Rights Issue).

Definitive share certificates in respect of the Rights Issue Shares to be held in certificated form are expected to be despatched by post by no later than 26 August 2008 to persons entitled thereto at their registered address (unless lodging agent details are provided). Rights Issue Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Eligible Nominee Shareholders who have accepted an entitlement to Nil Paid Rights will be sent an advice note from Computershare by post by no later than 26 August 2008 confirming the number of Shares they hold through the Nominee Account following the issue of Rights Issue Shares.

Holdings of Existing Shares in certificated and uncertificated form and through the Nominee will be treated as separate holdings for the purpose of calculating entitlements under the Enlarged Rights Issue. Subject to certain exceptions, Shareholders with a registered address in the United States or any Excluded Territory will not be entitled to take up any Rights Issue Shares under the Enlarged Rights Issue.

9. Summary of the Revised Underwriting Agreement

The Company, the Underwriters and the Sponsors have entered into the Revised Underwriting Agreement dated 4 July 2008 under which the Underwriters have agreed, subject to certain conditions, to use their endeavours to procure subscribers for the Rights Issue Shares not validly taken up under the Enlarged Rights Issue, failing which the Underwriters have agreed to subscribe themselves for any Rights Issue Shares not validly taken up. Under the Revised Underwriting Agreement, the Company has also appointed the Sponsors in connection with its application for Admission.

The Company has agreed to pay the Underwriters a commitment fee equal to 1.1875% of the aggregate gross amount raised under the Enlarged Rights Issue. This amount is payable whether or not the Enlarged Rights Issue becomes effective. The Company has also agreed to pay the Underwriters an underwriting fee of 3.5625% which is payable conditional upon Admission.

In addition to the payment of fees and commission, the Company will, subject to certain exceptions, pay all other costs, charges and expenses of, or in connection with, the Enlarged Rights Issue, the Extraordinary General Meetings, the allotment and issue of the Rights Issue Shares and the Revised Underwriting Agreement. These include (but are not limited to) the UK Listing Authority and the London Stock Exchange listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, receiving agent's charges, its own and the Underwriters' and the Sponsors' legal and other out-of-pocket expenses, all accountancy and other professional fees, public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes on the fees or commissions payable to them in connection with the Enlarged Rights Issue.

The Underwriters' and the Sponsors' obligations under the Revised Underwriting Agreement are conditional, among other things, on:

(i) subject to the prior satisfaction or waiver of the other conditions, Admission becoming effective at or before 8.00 a.m. on the first Dealing Day after the Reconvened Extraordinary General Meeting or such later time and/or date as the parties may agree but such that the last date for acceptances under the Enlarged Rights Issue is not later than 15 August 2008;

(ii) the passing of Resolution 1 at the Reconvened Extraordinary General Meeting on 17 July 2008 (and not, except with the written agreement of the Sponsors and the Underwriters, at any adjournment of such meeting); and

(iii) the representations and warranties on the part of the Company contained in the Revised Underwriting Agreement being true and accurate in all respects and not misleading in any respect on and as of the date of the Revised Underwriting Agreement, the date of publication of this document, the date of posting of the Supplementary Circular, and the date of Admission.

The conditions, other than, inter alia, Admission of the Rights Issue Shares becoming effective and Resolution 1 being passed, may be waived in the absolute discretion of the Sponsors.

Amongst other things, the Revised Underwriting Agreement confers on the Sponsors, acting together, the right to terminate the Revised Underwriting Agreement prior to the date of Admission in the event of:

(i) any matter or circumstance arising as a result of which any of the conditions in the Revised Underwriting Agreement has not been satisfied (or waived) at the required time(s); and/or

(ii) certain material breaches by the Company of its obligations under the Revised Underwriting Agreement; and/or

(iii) any statement contained in the relevant documents being or having become untrue, incorrect or misleading in any respect, or any matter having arisen, which would, if the relevant document was published prior to the date of Admission, constitute an omission from the relevant document which, in any such case, a Sponsor considers to be material in the context of the Enlarged Rights Issue, the underwriting of the Enlarged Rights Issue Shares or Admission and/or such as to make it impracticable or inadvisable to proceed with the Enlarged Rights Issue, the underwriting of the Rights Issue Shares or Admission; and/or

(iv) any of the representations or warranties contained, or referred to, in the Revised Underwriting Agreement prior to the date of Admission not being, or ceasing to be, true, accurate and not misleading by reference to the facts and circumstances subsisting at the required time(s); and/or

(v) other events occurring, including certain material adverse changes or prospective material adverse changes relating to the Group, certain events relating to the occurrence of adverse market conditions, material disruption in settlement, payment or clearance services or economic or political events.

The Revised Underwriting Agreement does not give the Underwriters an express right to terminate the Revised Underwriting Agreement if there is any credit rating downgrade in respect of the Company.

The Revised Underwriting Agreement also contains certain customary representations and warranties by the Company as to the accuracy of the information contained in the Circular and the Supplementary Circular, this document and other relevant documents, and in relation to other matters relating to the Group and its business, and an indemnity from the Company in favour of each of the Underwriters and their relevant persons.

The Company gives certain undertakings to the Underwriters. These include agreeing, among other things, without the prior written consent of the Sponsors and the Underwriters, up to 60 Dealing Days after the last date for acceptances under the Rights Issue or termination of the Revised Underwriting Agreement (as appropriate) not to (and to use all reasonable endeavours to procure that no member of its Group will):

(i) enter into any commitment or agreement, or put itself in a position where it is obliged to announce that any commitment or agreement may be entered into, which is or may be material in the context of the Enlarged Rights Issue or the underwriting of the Rights Issue Shares or Admission; and/or

(ii) allot, issue (or contract to allot or issue) or grant any rights in respect of any securities of the Company or of a Group Company (except in respect of the allotment and issue of Shares, in paying the Company's interim dividend and for the grant of options or awards under, and the allotment and issue of Shares pursuant to options or awards granted under, the Share Schemes, in each case in accordance with normal practice); and/or

(iii) circulate, distribute, publish, issue or make (nor authorise any other person to circulate, distribute, publish, issue or make) any press or other public announcement or any advertisement, statement or communication, subject to certain exemptions.

10. Directors' Intentions

The Directors intend to take up in full their rights to subscribe for Rights Issue Shares under the Enlarged Rights Issue in respect of both the Shares they hold through the Nominee Account and their registered holdings.

12. Overseas Shareholders

The attention of the Overseas Shareholders is drawn to the information in Section 7 in Part IV of this document (for Qualifying Shareholders) and Section 3 in Part V of this document (for Eligible Nominee Shareholders).

Rights Issue Shares will be provisionally allotted to all holders of Shares on the register of members of the Company (including, for the avoidance of doubt, the Nominee). However, the offer of Rights Issue Shares under the Enlarged Rights Issue will not be made in the United States or the Excluded Territories, except that a notice will be published in the London Gazette stating where copies of this document, the Prospectus, the Nominee Allotment Letter and the Provisional Allotment Letter may be inspected or obtained. Shareholders with a registered address in the United States or any Excluded Territory will not have access to this document, will not be sent a Nominee Allotment Letter or a Provisional Allotment Letter, and will not have their CREST account credited with Nil Paid Rights.

Part II – Details of the TPG Termination

Since TPG has exercised its right to terminate the Subscription Agreement, Part II of the Prospectus is deleted.

Part III – Pro-forma Statement of Net Assets

This Part III replaces Part VIII of the Prospectus.

Section A – Unaudited Pro-forma Statement of Net Assets

The unaudited pro-forma financial information set out below has been prepared to illustrate the impact of the Enlarged Rights Issue on the consolidated net assets of the Group, as this differs from the anticipated impact on the Group's assets of the 19 for 25 rights issue described in the Prospectus. The pro-forma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not and will not represent the Group's actual financial position or results.

The pro-forma financial information is based on the consolidated net assets of the Group as at 31 December 2007 and has been prepared on the basis that the settlement of the Enlarged Rights Issue took place on that date. The pro-forma financial information takes no account of the results of the Group for the period subsequent to FY 2007, or of any other changes in its financial position in that period.

		Adjustment	
	Consolidated net assets of the Group at 31 December 2007[1]	Proceeds of the Enlarged Rights Issue, net of expenses[2]	Pro-forma consolidated net assets at 31 December 2007
	(£m)	*(£m)*	*(£m)*
Assets			
Loans and advances to customers			
-Residential mortgages	39,422	-	39,422
-Commercial and other secured loans	1,022	-	1,022
Wholesale assets	9,565	401	9,966
Fair value adjustments on portfolio hedging	(54)	-	(54)
Derivative financial instruments	1,176	-	1,176
Fixed and other assets	854	-	854
Total assets	**51,985**	**401**	**52,386**
Liabilities			
Retail deposits	20,988	-	20,988
Non-retail deposits	27,547	-	27,547
Fair value adjustments on portfolio hedging	(6)	-	(6)
Derivative financial instruments	499	-	499
Other liabilities	331	-	331
Interest bearing capital	1,415	-	1,415
Total liabilities	**50,774**	**-**	**50,774**
Net assets	**1,211**	**401**	**1,612**

Notes:

1. *The financial information on the Group has been extracted without adjustment from the financial statements of the Group for FY 2007, which are incorporated by reference in the Prospectus.*

2. *The net proceeds of the Enlarged Rights Issue are calculated on the basis that the Company issues 827,683,875 Rights Issue Shares at 55 pence per Rights Issue Share and that transaction expenses are £54 million.*

3. *The pro-forma financial information takes no account of the results of the Group for the period subsequent to FY 2007, or of any other changes in its financial position in that period.*

Section B – Report of KPMG on the Pro-forma Statement of Net Assets

The Directors
Bradford & Bingley plc
PO Box 88
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

11 July 2008

Dear Sirs

Bradford & Bingley plc

We report on the pro-forma financial information (the 'Pro-forma financial information') set out in Section A of Part III of the supplementary prospectus dated 11 July 2008, which has been prepared on the basis described in note 1, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by Bradford & Bingley plc in preparing the financial statements for the period ended 31 December 2007. This report is required by paragraph 20.2 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of Bradford & Bingley plc to prepare the Pro-forma financial information in accordance with paragraph 20.2 of Annex I of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro-forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro-forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the Supplementary Prospectus.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro-forma financial information with the directors of Bradford & Bingley plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro-forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Bradford & Bingley plc.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the Pro-forma financial information has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of Bradford & Bingley plc.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Supplementary Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Supplementary Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit plc

Part IV – Terms and Conditions of the Enlarged Rights Issue – Qualifying Shareholders

This Part replaces Part IX of the Prospectus.

1. **Details of the Rights Issue**

The Company proposes to raise approximately £400 million, net of expenses, by way of a rights issue of up to 827,683,875 Rights Issue Shares. Subject to the fulfilment of the conditions of the Revised Underwriting Agreement, the Directors propose to offer the Rights Issue Shares at 55 pence per share by way of rights to all Qualifying Shareholders, payable in full on acceptance by Qualifying Shareholders on the basis of:

67 Rights Issue Shares for every 50 Existing Shares

held on the Record Date (and so in proportion to any other number of Existing Shares each Qualifying Shareholder then holds) and otherwise on the terms and conditions set out in this document and, in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letters.

The Issue Price of 55 pence per Rights Issue Share represents a 38% discount to the closing market price of an Existing Share as derived from the London Stock Exchange Daily Official List of 88.25 pence per Existing Share on 30 May 2008 (being the latest trading day prior to the Announcement).

Qualifying Shareholders who do not take up their entitlements to Rights Issue Shares will have their proportionate shareholdings in the Company diluted by approximately 57% as a result of the Enlarged Rights Issue.

Nil Paid Rights (also described as Rights Issue Shares, nil paid) are entitlements to acquire Rights Issue Shares subject to payment of the Issue Price. Fully Paid Rights are entitlements to receive the Rights Issue Shares, for which a subscription and payment has already been made.

Qualifying Shareholders' holdings of Existing Shares in certificated form or uncertificated form (other than the Nominee's holdings), and Eligible Nominee Shareholders' interests in Existing Shares held by the Nominee, will each be treated as separate holdings for the purpose of calculating entitlements under the Enlarged Rights Issue. Rights Issue Shares representing fractional entitlements will not be allotted to Qualifying Shareholders and, where necessary, entitlements to Rights Issue Shares will be rounded down to the nearest whole number.

The Enlarged Rights Issue is conditional, inter alia, upon:

(i) Resolution 1 being passed at the Reconvened Extraordinary General Meeting and not, except with the written agreement of the Sponsors and the Underwriters, at any adjournment of such meeting;

(ii) Admission becoming effective by not later than 8.00 a.m. on 18 July 2008 (the Dealing Day immediately after the date of the Reconvened Extraordinary General Meeting) or such time and date as the Company, the Sponsors and the Underwriters may agree; and

(iii) the Sponsors' and the Underwriters' obligations otherwise becoming unconditional in all respects and the Revised Underwriting Agreement not having been terminated in accordance with its terms prior to Admission.

The attention of Overseas Shareholders or any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into the United States or any Excluded Territory is drawn to Section 7. The offer of Rights Issue Shares and the Enlarged Rights Issue will not be made into the United States or the Excluded Territories, except through the publication of a notice in the London Gazette as set out in Section 7.2 of this Part IV. Subject to the provisions of Section 7, Shareholders with a registered address in the United States or an Excluded Territory will not be able to access this document, will not be sent Provisional Allotment Letters and will not have their CREST accounts credited with Nil Paid Rights.

Application will be made to the UKLA for the Rights Issue Shares (nil paid and fully paid) to be admitted to the Official List, and to the London Stock Exchange for the Rights Issue Shares (nil paid and fully paid) to be admitted to trading on its main market for listed securities. It is expected that Admission will become effective and that dealings in the Rights Issue Shares, nil paid, will commence on the London Stock Exchange at 8.00 a.m. on 18 July 2008.

The Existing Shares are already admitted to CREST. Applications are being made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST Manual) are satisfied before CRESTCo will admit any security to CREST. As soon as practicable after Admission, the Company will confirm this to CRESTCo. It is expected that these conditions will be satisfied on or before Admission.

The ISIN code for the Rights Issue Shares will be the same as that of the Existing Shares being GB0002228152. The ISIN code for the Nil Paid Rights is GB00B39GTZ74 and for the Fully Paid Rights is GB00B39GV280.

The Rights Issue Shares are not being made available to the public other than pursuant to the Enlarged Rights Issue.

The Underwriters have agreed to underwrite the Enlarged Rights Issue in full in accordance with the terms and subject to the conditions in the Revised Underwriting Agreement. The obligations of the Underwriters and the Sponsors are conditional upon certain matters being satisfied or not breached prior to Admission and the Revised Underwriting Agreement may be terminated by the Underwriters and the Sponsors prior to Admission upon the occurrence of certain specified events, in which case the Enlarged Rights Issue will not proceed. After Admission, however, the underwriting arrangements will not be subject to any right of termination. The Underwriters have arranged sub-underwriting for some of the Rights Issue Shares. A summary of certain terms of the Revised Underwriting Agreement is contained in Section 9 of Part I of this document.

The Underwriters and any of their respective affiliates may engage in trading activity in connection with their roles under the Revised Underwriting Agreement and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for their own account in securities of the Company and related or other securities and instruments (including Shares, Nil Paid Rights and Fully Paid Rights).

Subject to the conditions referred to above being satisfied and subject to Section 7, it is expected that:

(i) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying Non-CREST Shareholders on 17 July 2008;

(ii) Computershare will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders with such Shareholders' entitlements to Nil Paid Rights, as soon as practicable after 8.00 a.m. on 18 July 2008;

(iii) the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo on 18 July 2008, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied;

(iv) on 18 August 2008 Rights Issue Shares will be credited to the appropriate stock accounts of relevant Qualifying CREST Shareholders (or their renouncees) who validly take up their rights; and

(v) by 26 August 2008 share certificates for the Rights Issue Shares will be despatched to relevant Qualifying Non-CREST Shareholders (or their renouncees) who validly take up their rights, at their own risk.

The offer will be made to Qualifying Non-CREST Shareholders by way of the Provisional Allotment Letter (as described in paragraph (i) above), and to Qualifying CREST Shareholders by way of the enablement of the Nil Paid Rights and the Fully Paid Rights (as described in paragraph (iii) above) (such Shareholders' stock accounts having been credited as described in paragraph (ii) above), such offer being made on the terms and conditions set out herein and based on the information contained in this document.

The Rights Issue Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Shares (other than any entitlement to the Enlarged Rights Issue), including the right to all future dividends or other distributions made, paid or declared after the date of their issue and will therefore be eligible for the Scrip Issue.

All documents including Provisional Allotment Letters (which constitute documents of title) and cheques posted to, by or from Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

Shareholders taking up their rights by completing a Provisional Allotment Letter or by sending a Many-To-Many (**"MTM"**) instruction to CRESTCo will be deemed to have given the representations and warranties set out in Section 7, unless the requirement is waived by the Company in its sole discretion.

2. Action to be taken

The action to be taken in respect of Rights Issue Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters), or are in uncertificated form (that is, are in CREST).

If you are a Qualifying Non-CREST Shareholder, please refer to Sections 3 and 5 to 11 (inclusive).

If you are a Qualifying CREST Shareholder, please refer to Sections 4 to 11 (inclusive) and to the CREST Manual for further information on the CREST procedures referred to below.

CREST Sponsored Members should refer to their CREST Sponsors, as only their CREST Sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST Sponsored Members.

All enquiries in relation to the Provisional Allotment Letters should be addressed to the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday.

3. Action to be taken by Qualifying Non-CREST Shareholders in relation to Nil Paid Rights or Fully Paid Rights represented by Provisional Allotment Letters

3.1 General

The Company intends to despatch Provisional Allotment Letters to Qualifying Non-CREST Shareholders on 17 July 2008.

The personalised Provisional Allotment Letter, which constitutes a temporary document of title, will set out:

(i) the number of Existing Shares in certificated form which a Qualifying Non-CREST Shareholder held at the close of business on the Record Date;

(ii) the aggregate number of Rights Issue Shares in certificated form provisionally allotted to such Qualifying Non-CREST Shareholder;

(iii) the procedures to be followed if a Qualifying Non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form;

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation; and

(v) the procedure to be followed if a Qualifying Non-CREST Shareholder wishes to dispose of all of his entitlement or effect a Cashless Take Up through the Computershare Dealing Facility.

Assuming, as expected, that Provisional Allotment Letters are posted on 17 July 2008 and that dealings commence at 8.00 a.m. on 18 July 2008, the latest time and date for requesting a Cashless Take Up or a disposal of all Nil Paid Rights through the Computershare Dealing Facility will be 11.00 a.m. on 8 August 2008 and the latest time and date for acceptance and payment in full will be 11.00 a.m. on 15 August 2008.

If the Enlarged Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on 17 July 2008, the expected timetable as set out at page 10 of this document will be adjusted accordingly and the revised dates will be announced through a Regulatory Information Service. References to dates and times in this document should be read as subject to any such adjustment.

3.2 Procedure for acceptance and payment

3.2.1 Qualifying Non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their Nil Paid Rights must return the Provisional Allotment Letter, together with a cheque or bankers' draft in pounds sterling made payable to "The BBG plc Rights Issue", for the full amount payable on acceptance, in accordance with the instructions printed on the Provisional Allotment Letter:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 15 August 2008, the latest time and date for acceptances. A second class reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the UK only. If you post your Provisional Allotment Letter, it is recommended that you allow sufficient time for delivery.

3.2.2 Qualifying Non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their Nil Paid Rights and wish to sell some or all of those which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X on page 2 of the Provisional Allotment Letter and returning it, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights or Fully Paid Rights (if appropriate) to be comprised in each split Provisional Allotment Letter:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 3.00 p.m. on 13 August 2008, the latest time and date for splitting Provisional Allotment Letters.

The Provisional Allotment Letter will then be cancelled and exchanged for the split Provisional Allotment Letters required. Holders of such split Provisional Allotment Letters should then deliver the split Provisional Allotment Letter representing the Rights Issue Shares they wish to accept, together with a cheque or bankers' draft, made payable to "The BBG plc Rights Issue", for the amount payable in respect of the number of Nil Paid Rights to be taken up:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 15 August 2008, the latest time and date for acceptances. The remaining split Provisional Allotment Letters (representing the Rights Issue Shares which they do not wish to take up) will be required in order to sell those rights not being taken up.

Alternatively, holders of Provisional Allotment Letters who wish to take up only some of their Nil Paid Rights without transferring or selling the remainder should complete Form X on page 2 of the Provisional Allotment Letter and return it, together with a covering letter confirming the number of Nil Paid Rights to be taken up and a cheque or bankers' draft in pounds sterling made payable to "The BBG plc Rights Issue", for the amount payable in respect of the number of Nil Paid Rights to be taken up:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 3.00 p.m. on 13 August 2008, the latest time and date for splitting Nil Paid Rights or Fully Paid Rights.

3.2.3 Company's discretion as to validity of acceptances

If payment is not received in full by 11.00 a.m. on 15 August 2008, the provisional allotment will be deemed to have been declined and will lapse.

The Company may elect, but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances for the full amount due which are received through the post prior to 11.00 a.m. on 16 August 2008 (the cover bearing a legible postmark no later than 11.00 a.m. on 15 August 2008) and (ii) applications in respect of which remittances are received prior to 11.00 a.m. on 15 August 2008 from an authorised person (as defined in section 31(2) of FSMA) specifying the number of Rights Issue Shares to be acquired and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

The Company may (in its absolute discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the offer of Rights Issue Shares that appears to the Company or its advisers to have been executed in, despatched from or that provides an address for the delivery of definitive share certificates for Rights Issue Shares in the United States or an Excluded Territory.

A Qualifying Non-CREST Shareholder who makes a valid acceptance and payment in accordance with this Section 3.2 is deemed to request that the Fully Paid Rights and/or Rights Issue Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the Memorandum and Articles.

3.3 Payments

Payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the UK of a bank or building society and bear a UK bank sort code number in the top right hand corner. Cheques or bankers' drafts, which must be drawn on the personal account of the individual investor where he has sole or joint title to the funds, should be made payable to "The BBG plc Rights Issue". Third party cheques will not be accepted with the exception of building society cheques or bankers' drafts where the building society or bank has confirmed the name of the account holder by stamping or endorsing the building society cheque or bankers' draft to such effect. The account name should be the same as that shown on the Provisional Allotment Letter. Post-dated cheques will not be accepted. All documents, cheques and bankers' drafts sent through the post will be sent at the risk of the sender.

The Company reserves the right to have cheques and bankers' drafts presented for payment on receipt and to instruct Computershare to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. Interest will not be paid on payments made before they are due and will not accrue for the benefit of Shareholders. Return of the Provisional Allotment Letter with a remittance in the form of a cheque will constitute a warranty that the cheque will be honoured on first presentation. The Company may elect, in its absolute discretion, to treat as invalid any acceptances in respect of which cheques or other remittances are notified to it or its agent as not having been so honoured.

If Rights Issue Shares have already been allotted to Qualifying Non-CREST Shareholders prior to any payment not being so honoured upon first presentation and such acceptances being treated as invalid, the Company may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares on behalf of such Qualifying Non-CREST Shareholders and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale and of all amounts payable by such Qualifying Non-CREST Shareholders pursuant to the provisions herein in respect of the subscription of such shares) on behalf of such Qualifying Non-CREST Shareholders. In these circumstances neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by Qualifying Non-CREST Shareholders as a result.

3.4 *Money Laundering Regulations*

It is a term of the Enlarged Rights Issue that, to ensure compliance with the Money Laundering Regulations, Computershare may require, at its absolute discretion, verification of the identity of the person lodging the Provisional Allotment Letter and, where relevant, its beneficial owner or ultimate controller and/or of any person on whose behalf the Provisional Allotment Letter is lodged with payment and, where relevant, its beneficial owner or ultimate controller (which requirements are referred to below as the **"verification of identity requirements"**). If an application is made by a UK regulated broker or intermediary acting as agent and which is itself subject to the Money Laundering Regulations, any verification of identity requirements are the responsibility of such broker or intermediary and not of Computershare. In such case, the lodging agent's stamp should be inserted on the Provisional Allotment Letter.

The person lodging the Provisional Allotment Letter with payment (the **"applicant"**), including any person who appears to Computershare to be acting on behalf of some other person, shall thereby be deemed to agree to provide Computershare with such information and other evidence as Computershare may require to satisfy the verification of identity requirements. **Return of the Provisional Allotment Letter with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations will not be breached by acceptance of such remittance.**

If Computershare determines that the verification of identity requirements apply to any applicant or application, the relevant Rights Issue Shares (notwithstanding any other term of the Enlarged Rights Issue) will not be issued to the relevant applicant unless and until the verification of identity requirements have been satisfied in respect of that applicant or application. Computershare is entitled, in its absolute discretion, to determine whether the verification of identity requirements apply to any applicant or application and whether such requirements have been satisfied, and neither Computershare, the Company nor the Underwriters will be liable to any person for any loss or damage suffered or incurred (or alleged), directly or indirectly, as a result of the exercise of such discretion.

If the verification of identity requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in delays and potential rejection of an application. If, within a reasonable period of time following a request for verification of identity, Computershare has not received evidence satisfactory to it as aforesaid, the Company may, in its absolute discretion, treat the relevant application as invalid, in which event the application moneys will be returned (at the applicant's risk) without interest to the account of the bank or building society on which the relevant cheque or bankers' draft was drawn.

The verification of identity requirements will not usually apply if:

(i) the applicant is a regulated UK broker or intermediary acting as agent and is itself subject to the Money Laundering Regulations;

(ii) the applicant is an organisation required to comply with the EU Money Laundering Directive (2005/60/EC);

(iii) the applicant is a company whose securities are listed on a regulated market subject to specified disclosure obligations;

(iv) the applicant (not being an applicant who delivers his application in person) makes payment through an account in the name of such applicant with a credit institution which is subject to the EU Money Laundering Directive (2005/60/EC) or with a credit institution situated in a non-EEA state which imposes requirements equivalent to those laid down in the EU Money Laundering Directive (2005/60/EC); or

(v) the aggregate subscription price for the relevant Rights Issue Shares is less than €15,000 (or its pounds sterling equivalent, approximately £12,000).

Where the verification of identity requirements apply, please note the following, as this will assist in satisfying the requirements. Satisfaction of these requirements may be facilitated in the following ways:

(i) payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the UK of a bank or building society and bear a UK bank sort code number in the top right hand corner. Cheques, which must be drawn on the personal account of the individual investor where he has sole or joint title to the funds, should be made payable to "The BBG plc Rights Issue". Third party cheques will not be accepted with the exception of building society cheques or bankers' drafts where the building society or bank has confirmed the name of the account holder by stamping or endorsing the building society cheque or bankers' draft to such effect. The account name should be the same as that shown on the application;

(ii) if the Provisional Allotment Letter is lodged with payment by an agent which is an organisation required to comply with the EU Money Laundering Directive (2005/60/EC) or which is subject to anti-money laundering regulations in a country which is a member of the Financial Action Task Force (the non-EU members of which are Argentina, Australia, Brazil, Canada, members of the Gulf Co-operation Council (being Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates), Hong Kong, Iceland, Japan, Mexico, Luxembourg, New Zealand, Norway, the Russian Federation, Singapore, South Africa, Switzerland, Turkey and the US), the agent should provide written confirmation that it has that status with the Provisional Allotment Letter and written assurances that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to Computershare and/or any relevant regulatory or investigatory authority; or

(iii) if a Provisional Allotment Letter is lodged by hand by the applicant in person, he should ensure that he has with him evidence of identity bearing his photograph (for example, his passport) and evidence of his address.

In order to confirm the acceptability of any written assurance referred to above, or in any other case, the applicant should contact the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m., Monday to Friday.

3.5 Dealings in Nil Paid Rights

Subject to the passing of Resolution 1 and the Enlarged Rights Issue otherwise becoming unconditional, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on 18 July 2008. A transfer of Nil Paid Rights can be made by the splitting or renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the split or renounced Provisional Allotment Letter to the transferee. The latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters is expected to be 11.00 a.m. on 15 August 2008.

3.6 Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and the Provisional Allotment Letter, the Fully Paid Rights may be transferred by renunciation of the relevant Provisional Allotment Letter and delivering it:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

by not later than 11.00 a.m. on 15 August 2008. To do this, Qualifying Non-CREST Shareholders will need to have their fully paid Provisional Allotment Letters returned to them after acceptance has been effected by Computershare. However, fully paid Provisional Allotment Letters will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 2 of the Provisional Allotment Letter. After 15 August 2008, the Fully Paid Rights will be registered as Rights Issue Shares in the name(s) of the person(s) entitled to them in the Company's register of members and transferable in the usual common form or, if they have been issued in or converted into uncertificated form, in electronic form under CREST.

3.7 Renunciation, splitting and consolidating of Provisional Allotment Letters

The Provisional Allotment Letters are fully renounceable and may be split at any time up to 3.00 p.m. on 13 August 2008, nil paid and fully paid.

Qualifying Non-CREST Shareholders who wish to transfer all of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on page 2 of the Provisional Allotment Letter (if it is not already marked "Original Duly Renounced") and passing the entire Provisional Allotment Letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been so renounced, it will become a negotiable instrument in bearer form and the Nil Paid Rights or Fully Paid Rights (as appropriate) comprised in such letter may be transferred by delivery of such letter to the transferee. The latest time and date for registration of renunciation of Provisional Allotment Letters is 11.00 a.m. on 15 August 2008 and after such date the Rights Issue Shares will be in registered form, transferable by written instrument of transfer in the usual common form or, if they have been issued in or converted into uncertificated form, in electronic form under CREST.

If a holder of a Provisional Allotment Letter wishes to have only some of the Rights Issue Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights, or (if appropriate) Fully Paid Rights, but to different persons, he may have the Provisional Allotment Letter split, for which purpose he must sign and date Form X on page 2 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be delivered:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 3.00 p.m. on 13 August 2008, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split Provisional Allotment Letter should be stated in an accompanying letter. Form X on page 2 of split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

The Company reserves the right to refuse to register any renunciation in favour of any person in respect of which the Company believes such renunciation may violate applicable legal or regulatory requirements including (without limitation) any renunciation in the name of any person with an address in the United States or any of the Excluded Territories.

Alternatively, Qualifying Non-CREST Shareholders who wish to take up some of their Nil Paid Rights, without transferring the remainder, should complete Form X on page 2 of the original Provisional Allotment Letter and return it, together with a covering letter confirming the number of Nil Paid Rights to be taken up and a cheque or bankers' draft in pounds sterling made payable to "The BBG plc Rights Issue", for the amount payable in respect of the number of Nil Paid Rights to be taken up:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 3.00 p.m. on 13 August 2008, the latest time and date for splitting Provisional Allotment Letters, nil or fully paid.

The Rights Issue Shares comprised in several Provisional Allotment Letters (duly renounced where applicable) may be registered in the name of one holder (or joint holders) if Form X and Form Y on page 2 of the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the "Principal Letter") and all the Provisional Allotment Letters are delivered in one batch together. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in the Consolidated Listing Form adjacent to Forms X and Y on page 2 of this Principal Letter and the entitlement number of the Principal Letter should be entered in the space provided in each of the other Provisional Allotment Letters.

3.8 *Cashless Take Up or disposal of all Nil Paid Rights through the Computershare Dealing Facility*

3.8.1 *Qualifying Non-CREST Shareholders who wish to effect a Cashless Take Up through the Computershare Dealing Facility*

Qualifying Non-CREST Shareholders who wish to effect a Cashless Take Up through the Computershare Dealing Facility should tick the box under Option 2 "Cashless Take Up" on page 1 of the Provisional Allotment Letter, sign and date the bottom of page 1 of the Provisional Allotment Letter, and return their Provisional Allotment Letter:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 8 August 2008, the latest time and date for requesting Cashless Take Up. A second class reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the UK only. If you post your Provisional Allotment Letter, it is recommended that you allow sufficient time for delivery.

3.8.2 *Qualifying Non-CREST Shareholders who wish to dispose of all of their Nil Paid Rights through the Computershare Dealing Facility*

Qualifying Non-CREST Shareholders who wish to dispose of all of their Nil Paid Rights through the Computershare Dealing Facility should tick the box under Option 3 "Sell all of your Rights" on page 1 of the Provisional Allotment Letter, sign and date the bottom of page 1 of the Provisional Allotment Letter, and return their Provisional Allotment Letter:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 8 August 2008, the latest time and date for requesting disposals through the Computershare Dealing Facility. A second class reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the UK only. If you post your Provisional Allotment Letter, it is recommended that you allow sufficient time for delivery.

Please note that there will be a £5.00 (five pound) charge for disposing of all your Nil Paid Rights through the Computershare Dealing Facility. The terms and conditions of the dealing facility will be set out in the Rights Issue Guide accompanying the Provisional Allotment Letters.

Shareholders using such service should note that they will be clients of Computershare and not of Bradford & Bingley when using this service. Computershare rather than Bradford & Bingley will be responsible, therefore, for providing the protections afforded by the UK regulatory regime to clients of such services. Bradford & Bingley does not provide advice to Shareholders on dealing in its Shares.

3.9 *Registration in names of Qualifying Non-CREST Shareholders*

A Qualifying Non-CREST Shareholder who wishes to have all his entitlement to Rights Issue Shares registered in his name must accept and make payment for such Rights Issue Shares prior to the latest time for acceptance and payment

in full, which is 11.00 a.m. on 15 August 2008, in accordance with the provisions set out in the Provisional Allotment Letter and this document, but need take no further action. A share certificate shall be sent to such Shareholder by post by not later than 26 August 2008.

3.10 *Registration in names of persons other than Qualifying Non-CREST Shareholders originally entitled*

A renouncee who wishes to have the Rights Issue Shares comprised in a renounced Provisional Allotment Letter registered in his name, or his agent's name, must complete Form Y on page 2 of the Provisional Allotment Letter (unless the renouncee is a CREST Member who wishes to hold such shares in uncertificated form, in which case, the CREST Deposit Form must be completed, as set out in Section 3.11) and must send the entire Provisional Allotment Letter when fully paid:

(i) by post to Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

by not later than the latest time for registration of renunciation which is 11.00 a.m. on 15 August 2008. Registration cannot be effected unless and until the Rights Issue Shares comprised in a Provisional Allotment Letter are fully paid.

The Rights Issue Shares comprised in several renounced Provisional Allotment Letters may be registered in the name of one holder (or joint holders) if Form Y on page 2 of the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the "Principal Letter") and all Provisional Allotment Letters are lodged in one batch. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in a consolidated listing form on page 2 of the Principal Letter and the entitlement number of the Principal Letter should be entered in the space provided on each of the other Provisional Allotment Letters.

3.11 *Deposit of Nil Paid Rights or Fully Paid Rights into CREST*

The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Subject as provided in the next paragraph or in the Provisional Allotment Letter, normal CREST procedures and timings apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST depends on whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced. To deposit rights that are not to be renounced, only the CREST Deposit Form (on page 2 of the Provisional Allotment Letter) will need to be completed. To deposit rights that have been renounced, Form X and the CREST Deposit Form (both set out on page 2 of the Provisional Allotment Letter) will need to be completed. In each case the Provisional Allotment Letter must be deposited with the CCSS. In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS; and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit only some of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters by following the instructions in Section 3.7. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. **The consolidated listing form on page 2 of the Provisional Allotment Letter must not be used.**

A holder of the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights or Fully Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 15 August 2008. **In particular, having regard to processing times in CREST and on the part of Computershare, the latest recommended time for depositing a renounced Provisional Allotment Letter (with Form X and the CREST Deposit Form on page 2 of the Provisional Allotment Letter duly completed) with the CCSS (in order to enable the person acquiring the Nil Paid Rights or Fully Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 15 August 2008) is 3.00 p.m. on 11 August 2008.**

When Form X and the CREST Deposit Form (both on page 2 of the Provisional Allotment Letter) have been completed, title to the Nil Paid Rights or the Fully Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renounceable or transferable by delivery and for the avoidance of doubt any entries in Form Y on page 2 of the Provisional Allotment Letter will not be recognised or acted upon by Computershare. All renunciations or transfers of the Nil Paid Rights or Fully Paid Rights must be effected through the means of the CREST system once such rights have been deposited into CREST.

CREST Sponsored Members should contact their CREST Sponsor as only their CREST Sponsor will be able to take the necessary action to take up the entitlement or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST Sponsored Members.

3.12 *Issue of Rights Issue Shares in definitive form*

Definitive share certificates in respect of the Rights Issue Shares to be held in certificated form are expected to be despatched by post by 26 August 2008 at the risk of the person(s) entitled to them, to accepting Qualifying Non-CREST Shareholders and renouncees or their agents or in the case of joint holdings, to the first-named Shareholder at their registered address (unless a lodging agent's stamp or details appear in Box 5 on page 2 of the Provisional Allotment Letter). After despatch of definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer of the Rights Issue Shares will be certified by Computershare against the lodgement of fully paid Provisional Allotment Letters and/or, in the case of renunciations, against the Provisional Allotment Letters held by Computershare.

4. Action to be taken by Qualifying CREST Shareholders in relation to Nil Paid Rights or Fully Paid Rights in CREST

4.1 *General*

Each Qualifying CREST Shareholder is expected to receive a credit to his CREST stock account of his entitlement to Nil Paid Rights on as soon as practicable after 8.00 a.m. on 18 July 2008. The CREST stock account to be credited will be an account under the Participant ID and Member Account ID that apply to the Existing Shares in uncertificated form held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason it is impracticable to credit the stock accounts of Qualifying CREST Shareholders or to enable the Nil Paid Rights, Provisional Allotment Letters shall, unless the Company and the Underwriters agree otherwise, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document may, with the consent of the Underwriters, be adjusted as appropriate. **References to dates and times in this document should be read as subject to any such adjustment.** The Company will make an appropriate announcement to a Regulatory Information Service giving details of the revised dates **but Qualifying CREST Shareholders may not receive any written communication.**

CREST Members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer, all or part of their Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST Sponsored Member, you should consult your CREST Sponsor if you wish to take up your entitlement as only your CREST Sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

4.2 *Procedure for acceptance and payment*

4.2.1 *MTM Instructions*

CREST Members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST Sponsored Members, procure that their CREST Sponsor sends) an MTM instruction to CRESTCo which, on its settlement, will have the following effect:

(i) the crediting of a stock account of Computershare under the Participant ID and Member Account ID specified below, with the number of Nil Paid Rights to be taken up;

(ii) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the CREST RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of Computershare in pounds sterling, in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in Section 4.2.1(i); and

(iii) the crediting of a stock account of the accepting CREST Member (being an account under the same Participant ID and Member Account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST Member is entitled on taking up his Nil Paid Rights referred to in Section 4.2.1(i).

4.2.2 *Contents of MTM Instructions*

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of Nil Paid Rights to which the acceptance relates;

(ii) the Participant ID of the accepting CREST Member;

(iii) the Member Account ID of the accepting CREST Member from which the Nil Paid Rights are to be debited;

(iv) the Participant ID of Computershare, in its capacity as a CREST receiving agent. This is 3RA31;

(v) the Member Account ID of Computershare, in its capacity as a CREST receiving agent. This is BBGPLC;

(vi) the number of Fully Paid Rights that the CREST Member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

(vii) the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;

(viii) the intended settlement date (which must be on or before 11.00 a.m. on 15 August 2008);

(ix) the nil paid ISIN Number. This is GB00B39GTZ74;

(x) the fully paid ISIN Number. This is GB00B39GV280;

(xi) the Corporate Action Number for the Enlarged Rights Issue. This will be available by viewing the relevant corporate action details in CREST;

(xii) input with a standard delivery instruction of priority 80; and

(xiii) the contact name and telephone numbers in the shared notes field.

4.2.3 Valid acceptance

An MTM instruction complying with each of the requirements as to authentication and contents set out in Section 4.2.2 will constitute a valid acceptance where either:

(i) the MTM instruction settles by not later than 11.00 a.m. on 15 August 2008; or

(ii) at the discretion of the Company (acting in its sole discretion) (i) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on 15 August 2008; and (ii) the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST Member specified in the MTM instruction at 11.00 a.m. on 15 August 2008; and (iii) the relevant MTM instruction settles by 2.00 p.m. on 15 August 2008 (or such later date as the Company has determined).

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Provider's Communications Host (as this term is defined in the CREST Manual) at CRESTCo or the network provider used by the CREST Member (or by the CREST Sponsored Member's CREST Sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Provider's Communications Host.

4.2.4 Representations, warranties and undertakings of CREST Members

A CREST Member or CREST Sponsored Member who makes a valid acceptance in accordance with this Section 4.2 represents, warrants and undertakes to the Company that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST Sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement by 11.00 a.m. on 15 August 2008 and remains capable of settlement at all times after that until 2.00 p.m. on 15 August 2008 (or until such later time and date as the Company may determine). In particular, the CREST Member or CREST Sponsored Member represents, warrants and undertakes that at 11.00 a.m. on 15 August 2008 and at all times thereafter until 2.00 p.m. on 15 August 2008 (or until such later time and date as the Company may determine) there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST Sponsored Members should contact their CREST Sponsor if they are in any doubt.

If there is insufficient Headroom within the Cap in respect of the cash memorandum account of a CREST Member or CREST Sponsored Member for such amount to be debited or the CREST Member's or CREST Sponsored Member's acceptance is otherwise treated as invalid and Rights Issue Shares have already been allotted to such CREST Member or CREST Sponsored Member, the Company may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST Member or CREST Sponsored Member and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale and of all amounts payable by the CREST Member or CREST Sponsored Member pursuant to the provisions set out herein in respect of the subscription of such shares) on behalf of such CREST Member or CREST Sponsored Member. In these circumstances, neither the Company not the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by such CREST Member or CREST Sponsored Member as a result.

4.2.5 CREST procedures and timings

CREST Members and CREST Sponsors (on behalf of CREST Sponsored Members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the

Enlarged Rights Issue. It is the responsibility of the CREST Member concerned to take (or, if the CREST Member is a CREST Sponsored Member, to procure that his CREST Sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 15 August 2008. In connection with this, CREST Members and (where applicable) CREST Sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

4.2.6 *CREST Member's undertaking to pay*

A CREST Member or CREST Sponsored Member who makes a valid acceptance in accordance with the procedures set out in this Section 4.2: (a) undertakes to pay to the Company, or procure the payment to the Company, of the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism, the creation of a RTGS settlement bank payment obligation in pounds sterling in favour of Computershare's RTGS settlement bank (as defined in the CREST Manual), in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST Member (or CREST Sponsored Member) to pay to the Company the amount payable on acceptance); and (b) requests that the Fully Paid Rights and/or Rights Issue Shares, to which they will become entitled, be issued to them on the terms set out in this document and subject to the Memorandum and Articles.

If the payment obligations of the relevant CREST Member or CREST Sponsored Member in relation to such Rights Issue Shares are not discharged in full and such Rights Issue Shares have already been allotted to the CREST Member or CREST Sponsored Member, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST Member or CREST Sponsored Member and hold the proceeds of sale (net of expenses and all amounts payable by the CREST Member or CREST Sponsored Member pursuant to the provisions set out herein in respect of the subscription of such shares) or an amount equal to the original payment of the CREST Member or CREST Sponsored Member (whichever is lower) on trust for such CREST Member or CREST Sponsored Member. In these circumstances, neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by any CREST Member or CREST Sponsored Member as a result.

4.2.7 *Company's discretion as to rejection and validity of acceptances*

The Company may (in its sole discretion):

(i) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to under "*Representations, warranties and undertakings of CREST Members*", above. Where an acceptance is made as described in this Section 4.2 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 15 August (or by such later time and date as the Company may determine), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance as described in this Section 4.2.7, that there has been a breach of the representations, warranties and undertakings set out or referred to in this Section 4.2 unless the Company is aware of any reason outside the control of the CREST Member or CREST Sponsor (as appropriate) for the failure to settle;

(ii) treat as valid (and binding on the CREST Member or CREST Sponsored Member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this Section 4.2;

(iii) accept an alternative properly authenticated dematerialised instruction from a CREST Member or (where applicable) a CREST Sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(iv) treat a properly authenticated dematerialised instruction (the **"first instruction"**) as not constituting a valid acceptance if, at the time at which Computershare receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Computershare has received actual notice from CRESTCo of any of the matters specified in CREST Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(v) accept an alternative instruction or notification from a CREST Member or (where applicable) a CREST Sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST Member or CREST Sponsored Member or (where applicable) CREST Sponsor, the CREST Member or CREST Sponsored Member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Computershare in connection with CREST.

4.3 *Money Laundering Regulations*

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a bank, a broker or another UK financial

Receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document and/or a Provisional Allotment Letter must be treated as sent for information only and should not be copied or redistributed.

Rights Issue Shares will be provisionally allotted (nil paid) to all holders of Shares on the register of members of the Company at the Record Date (including, for the avoidance of doubt, any Overseas Shareholders and the Nominee). However, Provisional Allotment Letters will not be sent to Non-CREST Shareholders with registered addresses in the United States or any Excluded Territory and Nil Paid Rights will not be credited to CREST accounts of CREST Shareholders with registered addresses in the United States or any Excluded Territory.

No person receiving a copy of this document, a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in the United States or any Excluded Territory may treat the same as constituting an invitation or offer to him nor should he in any event use the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST. In such circumstances, this document and the Provisional Allotment Letter are to be treated as sent for information only and should not be copied or redistributed.

Persons (including, without limitation, custodians, nominees and trustees) receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights, should not, in connection with the Enlarged Rights Issue, distribute or send the same or transfer Nil Paid Rights or Fully Paid Rights in or into any jurisdiction where to do so would or might contravene local security laws or regulations. If a Provisional Allotment Letter or a credit of Nil Paid Rights or Fully Paid Rights is received by any person in any such territory, or by his agent or nominee, he must not seek to take up the rights referred to in the Provisional Allotment Letter or in this document or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights unless the Company determines that such actions would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this document or a Provisional Allotment Letter or transfers Nil Paid Rights or Fully Paid Rights into any such territories (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this Section 7.

The Company reserves the right to treat as invalid and will not be bound to allot or issue any Rights Issue Shares in respect of any acceptance or purported acceptance of the offer of Rights Issue Shares which:

(i) appears to the Company or its agents to have been executed, effected or despatched from the United States or an Excluded Territory; or

(ii) in the case of a Provisional Allotment Letter, provides an address for delivery of the share certificates in or, in the case of a credit of Rights Issue Shares in CREST, to a CREST Member or CREST Sponsored Member whose registered address would be in, the United States or an Excluded Territory or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates or make such a credit.

Subject to Section 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7 below, any person (including, without limitation, agents, nominees and trustees) outside the United Kingdom, France, Belgium, Cyprus, the Netherlands and Ireland wishing to take up their rights under the Enlarged Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this Section 7.1 are intended as a general guide only and any Overseas Shareholder who is in doubt as to his position should consult his professional advisers without delay.

The attention of Overseas Shareholders with registered addresses in the United States or any of the Excluded Territories is drawn to Sections 7.2 to 7.7 below.

Entitlements to Nil Paid Rights to which Shareholders with registered addresses in the United States or any of the Excluded Territories would otherwise be entitled will be aggregated with entitlements to Nil Paid Rights which have not been taken up by other Shareholders and, if possible, sold as described in Section 5. The net proceeds of such sales (after deduction of expenses) will be paid to the relevant Shareholders pro-rated to their holdings of Existing Shares at the Record Date as soon as practicable after receipt, except that (i) individual amounts of less than £5.00 (five pounds) per holding and (ii) amounts in respect of fractions will not be distributed. None of the Company, the Underwriters or any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from the terms or the timing of the sale or the procuring of the sale or any failure to procure subscribers.

Such Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in Section 3 (Qualifying Non-CREST Shareholders) and Section 4 (Qualifying CREST Shareholders).

7.2 Notice in the London Gazette

In accordance with section 90(5) of the Companies Act 1985, the offer by way of rights to Qualifying Shareholders who have no registered address in the United Kingdom and who have not given to the Company an address in the United Kingdom for the serving of notices, will be made by the Company causing a notice to be published in the London Gazette on 18 July 2008 stating where copies of this document, the Prospectus and the Provisional Allotment Letter may be obtained or inspected on personal application by or on behalf of such Qualifying Shareholders. However, in order to facilitate acceptance of the offer made to such Shareholders by virtue of such publication, Provisional Allotment

Enlarged Rights Issue. It is the responsibility of the CREST Member concerned to take (or, if the CREST Member is a CREST Sponsored Member, to procure that his CREST Sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 15 August 2008. In connection with this, CREST Members and (where applicable) CREST Sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

4.2.6 *CREST Member's undertaking to pay*

A CREST Member or CREST Sponsored Member who makes a valid acceptance in accordance with the procedures set out in this Section 4.2: (a) undertakes to pay to the Company, or procure the payment to the Company, of the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism, the creation of a RTGS settlement bank payment obligation in pounds sterling in favour of Computershare's RTGS settlement bank (as defined in the CREST Manual), in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST Member (or CREST Sponsored Member) to pay to the Company the amount payable on acceptance); and (b) requests that the Fully Paid Rights and/or Rights Issue Shares, to which they will become entitled, be issued to them on the terms set out in this document and subject to the Memorandum and Articles.

If the payment obligations of the relevant CREST Member or CREST Sponsored Member in relation to such Rights Issue Shares are not discharged in full and such Rights Issue Shares have already been allotted to the CREST Member or CREST Sponsored Member, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST Member or CREST Sponsored Member and hold the proceeds of sale (net of expenses and all amounts payable by the CREST Member or CREST Sponsored Member pursuant to the provisions set out herein in respect of the subscription of such shares) or an amount equal to the original payment of the CREST Member or CREST Sponsored Member (whichever is lower) on trust for such CREST Member or CREST Sponsored Member. In these circumstances, neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by any CREST Member or CREST Sponsored Member as a result.

4.2.7 *Company's discretion as to rejection and validity of acceptances*

The Company may (in its sole discretion):

(i) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to under "*Representations, warranties and undertakings of CREST Members*", above. Where an acceptance is made as described in this Section 4.2 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 15 August (or by such later time and date as the Company may determine), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance as described in this Section 4.2.7, that there has been a breach of the representations, warranties and undertakings set out or referred to in this Section 4.2 unless the Company is aware of any reason outside the control of the CREST Member or CREST Sponsor (as appropriate) for the failure to settle;

(ii) treat as valid (and binding on the CREST Member or CREST Sponsored Member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this Section 4.2;

(iii) accept an alternative properly authenticated dematerialised instruction from a CREST Member or (where applicable) a CREST Sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(iv) treat a properly authenticated dematerialised instruction (the **"first instruction"**) as not constituting a valid acceptance if, at the time at which Computershare receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Computershare has received actual notice from CRESTCo of any of the matters specified in CREST Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(v) accept an alternative instruction or notification from a CREST Member or (where applicable) a CREST Sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST Member or CREST Sponsored Member or (where applicable) CREST Sponsor, the CREST Member or CREST Sponsored Member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Computershare in connection with CREST.

4.3 *Money Laundering Regulations*

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a bank, a broker or another UK financial

institution), irrespective of the value of the application, Computershare is required to take reasonable measures to establish the identity of the beneficial owner or ultimate controller of the person or persons (or the ultimate controller of such person or persons) on whose behalf you are making the application. Such Qualifying CREST Shareholders must therefore contact Computershare before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Computershare any information Computershare may specify as being required for the purposes of the verification of the identity requirements in the Money Laundering Regulations. Pending the provision of such information and other evidence as Computershare may require to satisfy the verification of identity requirements, Computershare, having consulted with the Company, may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If such information and other evidence of identity has not been provided within a reasonable time, Computershare will not permit the MTM instruction concerned to proceed to settlement without prejudice to the right of the Company to take proceedings to recover any loss suffered by it/them as a result of failure by the applicant to provide such information and other evidence.

4.4 Dealings in Nil Paid Rights

Subject to the passing of Resolution 1 and the Enlarged Rights Issue otherwise becoming unconditional, dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. on 18 July 2008. Dealings in Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 15 August 2008.

4.5 Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred (in whole or in part) by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 15 August 2008. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 15 August 2008.

After 15 August 2008, the Fully Paid Rights will be registered as Rights Issue Shares in the name(s) of the person(s) entitled to them in the Company's register of members and will be transferable by means of CREST in the usual way.

4.6 Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 8 August 2008, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 15 August 2008. You are recommended to refer to the CREST Manual for details of such procedures.

4.7 Issue of Rights Issue Shares in CREST

Rights Issue Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Computershare will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same Participant ID and Member Account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to Rights Issue Shares with effect from the next Dealing Day (expected to be 18 August 2008).

4.8 Right to allot and/or issue in certificated form

Despite any other provision of this document, the Company reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or Rights Issue Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of a part of the facilities and/or systems operated by Computershare in connection with CREST.

5. Procedure in respect of rights not taken up

If an entitlement to Rights Issue Shares is not validly taken up in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Underwriters will endeavour as agents for the Company to procure, by not later than 4.30 p.m. on the fifth Dealing Day after 15 August 2008, subscribers for all of those Rights Issue Shares not taken up at a price per Rights Issue Share which is at least equal to the total of the Issue Price and the expenses of procuring the relevant subscribers (including any applicable brokerage and commissions and amounts in respect of VAT which are not recoverable).

Notwithstanding the above, the Underwriters may cease to endeavour to procure any such subscribers if, in the reasonable opinion of the Underwriters, it is unlikely that any such subscribers can be so procured at such a price by such time. If and to the extent that subscribers cannot be procured on the basis outlined above, the relevant Rights Issue Shares will be subscribed by the Underwriters as principal pursuant to the Revised Underwriting Agreement or by sub-underwriters procured by the Underwriters, in each case, at the Issue Price on the terms and subject to the conditions of the Revised Underwriting Agreement.

Any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of VAT which are not recoverable) shall be paid (subject as provided in this Section 5):

(i) where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, to the person whose name and address appears on page 1 of the Provisional Allotment Letter (or the first person whose name appears in the case of joint holders);

(ii) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(iii) where an entitlement to Rights Issue Shares was not taken up by an Overseas Shareholder, to such Overseas Shareholder.

Rights Issue Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the aggregate of any premiums (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any applicable brokerage and commissions and amounts in respect of VAT which are not recoverable), if any, will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments, save that no payment will be made of amounts of less than £5.00 (five pounds). Cheques for the amounts due will be sent in pounds sterling, by post, at the risk of the person(s) entitled, to their registered address(es) (the registered address of the first named in the case of joint holders), provided that where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an assured payment obligation in favour of the relevant CREST Member's (or CREST Sponsored Member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

Any transactions undertaken pursuant to this Section 5 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of the Company, the Underwriters nor any other person procuring acquirers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms of or timing of any such transaction, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis described above. The Underwriters will be entitled to retain any brokerage fees, commissions, or other benefits received in connection with these arrangements.

6. Taxation

Information on UK taxation with regard to the Enlarged Rights Issue is set out in Part XI of the Prospectus. If you are in any doubt as to your tax position, you should consult your own independent adviser immediately.

7. Overseas Shareholders

This document has been approved by the FSA, being the competent authority in the United Kingdom. The Company has requested that the FSA provides a certificate of approval and a copy of this document to the relevant competent authorities in France, Belgium, Cyprus, the Netherlands and Ireland pursuant to the passporting provisions of FSMA.

Accordingly, the making of the proposed offer of Rights Issue Shares to persons located or resident in, or who are citizens of, or who have a registered address in countries other than the United Kingdom, France, Belgium, Cyprus, the Netherlands and Ireland may be affected by the law or regulatory requirements of the relevant jurisdiction. Any Shareholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

7.1 General

The making or acceptance of the proposed offer of Rights Issue Shares to persons who have registered addresses outside the United Kingdom, or who are resident in, or citizens of, countries other than the United Kingdom, may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

It is also the responsibility of any person (including, without limitation, custodians, nominees and trustees) outside the United Kingdom wishing to take up rights under the Enlarged Rights Issue to satisfy himself as to the full observance of the laws of any relevant territory in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territories. The comments set out in this Section 7.1 are intended as a general guide only and any Overseas Shareholder who is in doubt as to his position should consult his professional adviser without delay.

Receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document and/or a Provisional Allotment Letter must be treated as sent for information only and should not be copied or redistributed.

Rights Issue Shares will be provisionally allotted (nil paid) to all holders of Shares on the register of members of the Company at the Record Date (including, for the avoidance of doubt, any Overseas Shareholders and the Nominee). However, Provisional Allotment Letters will not be sent to Non-CREST Shareholders with registered addresses in the United States or any Excluded Territory and Nil Paid Rights will not be credited to CREST accounts of CREST Shareholders with registered addresses in the United States or any Excluded Territory.

No person receiving a copy of this document, a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in the United States or any Excluded Territory may treat the same as constituting an invitation or offer to him nor should he in any event use the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST. In such circumstances, this document and the Provisional Allotment Letter are to be treated as sent for information only and should not be copied or redistributed.

Persons (including, without limitation, custodians, nominees and trustees) receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights, should not, in connection with the Enlarged Rights Issue, distribute or send the same or transfer Nil Paid Rights or Fully Paid Rights in or into any jurisdiction where to do so would or might contravene local security laws or regulations. If a Provisional Allotment Letter or a credit of Nil Paid Rights or Fully Paid Rights is received by any person in any such territory, or by his agent or nominee, he must not seek to take up the rights referred to in the Provisional Allotment Letter or in this document or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights unless the Company determines that such actions would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this document or a Provisional Allotment Letter or transfers Nil Paid Rights or Fully Paid Rights into any such territories (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this Section 7.

The Company reserves the right to treat as invalid and will not be bound to allot or issue any Rights Issue Shares in respect of any acceptance or purported acceptance of the offer of Rights Issue Shares which:

(i) appears to the Company or its agents to have been executed, effected or despatched from the United States or an Excluded Territory; or

(ii) in the case of a Provisional Allotment Letter, provides an address for delivery of the share certificates in or, in the case of a credit of Rights Issue Shares in CREST, to a CREST Member or CREST Sponsored Member whose registered address would be in, the United States or an Excluded Territory or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates or make such a credit.

Subject to Section 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7 below, any person (including, without limitation, agents, nominees and trustees) outside the United Kingdom, France, Belgium, Cyprus, the Netherlands and Ireland wishing to take up their rights under the Enlarged Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this Section 7.1 are intended as a general guide only and any Overseas Shareholder who is in doubt as to his position should consult his professional advisers without delay.

The attention of Overseas Shareholders with registered addresses in the United States or any of the Excluded Territories is drawn to Sections 7.2 to 7.7 below.

Entitlements to Nil Paid Rights to which Shareholders with registered addresses in the United States or any of the Excluded Territories would otherwise be entitled will be aggregated with entitlements to Nil Paid Rights which have not been taken up by other Shareholders and, if possible, sold as described in Section 5. The net proceeds of such sales (after deduction of expenses) will be paid to the relevant Shareholders pro-rated to their holdings of Existing Shares at the Record Date as soon as practicable after receipt, except that (i) individual amounts of less than £5.00 (five pounds) per holding and (ii) amounts in respect of fractions will not be distributed. None of the Company, the Underwriters or any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from the terms or the timing of the sale or the procuring of the sale or any failure to procure subscribers.

Such Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in Section 3 (Qualifying Non-CREST Shareholders) and Section 4 (Qualifying CREST Shareholders).

7.2 *Notice in the London Gazette*

In accordance with section 90(5) of the Companies Act 1985, the offer by way of rights to Qualifying Shareholders who have no registered address in the United Kingdom and who have not given to the Company an address in the United Kingdom for the serving of notices, will be made by the Company causing a notice to be published in the London Gazette on 18 July 2008 stating where copies of this document, the Prospectus and the Provisional Allotment Letter may be obtained or inspected on personal application by or on behalf of such Qualifying Shareholders. However, in order to facilitate acceptance of the offer made to such Shareholders by virtue of such publication, Provisional Allotment

Letters will also be posted to Qualifying Shareholders who are Overseas Shareholders (other than to those in the United States and the Excluded Territories). Such Shareholders, if it is lawful to do so, may accept the offer by way of rights either by returning the Provisional Allotment Letter posted to them in accordance with the instructions set out therein or, subject to surrendering the original Provisional Allotment Letter posted to them, by obtaining a copy thereof from the place stated in the notice and returning it in accordance with the instructions set out therein.

7.3 *United States*

No action has been or will be taken to permit a public offer or distribution of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters or possession or distribution of this document or any other offering material in the United States, except that the notice in the London Gazette referred to in Section 7.2 above will state where a copy of this document, the Prospectus and the Provisional Allotment Letter can be inspected or obtained. This document does not constitute an offer to acquire, or a distribution of, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters to any person in the United States. Neither this document nor the Provisional Allotment Letters will be distributed in or into the United States. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer or distribution of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of the United States.

The Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. Accordingly, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. The Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the Nominee Allotment Letters and the Provisional Allotment Letters are being offered and sold outside the United States only, in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act. Accordingly, the Enlarged Rights Issue will not be made within the United States and the Provisional Allotment Letters will not be sent to, nor will any Nil Paid Rights or Fully Paid Rights be credited to a stock account in CREST of, any Shareholder with a registered address in, or who is resident in, the United States. No offer of Rights Issue Shares is being made by virtue of this document or the Provisional Allotment Letters into the United States.

Each person to which the Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares are distributed, offered or sold outside the United States will be deemed by its subscription for, or purchase of, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares to have represented and agreed, on its behalf and on behalf of any investor accounts for which it is subscribing for or purchasing the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares, as the case may be, that:

(i) it is acquiring the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares from the Company or the Underwriters in an "offshore transaction" as defined in Regulation S; and

(ii) the Nil Paid Rights, the Fully Paid Rights and the Rights Issue Shares have not been offered to it by the Company or the Underwriters by means of any "directed selling efforts" as defined in Regulation S.

Each subscriber or purchaser acknowledges that the Company will rely upon the truth and accuracy of the foregoing representations and agreements, and agrees that if any of the representations or agreements deemed to have been made by such subscriber or purchaser by its subscription for, or purchase of, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares, as the case may be, are no longer accurate, it shall promptly notify the Company and the Underwriters. If such subscriber or purchaser is subscribing for, or purchasing, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares as a fiduciary or agent for one or more investor accounts, each subscriber or purchaser represents that it has sole investment discretion with respect to each such account and full power to make the foregoing representations and agreements on behalf of each such account.

In addition, until 40 days after the commencement of the Enlarged Rights Issue, an offer, sale or transfer of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights or the Provisional Allotment Letters within the United States by a dealer (whether or nor participating in the Enlarged Rights Issue) may violate the registration of the Securities Act.

7.4 *Excluded Territories*

Due to restrictions under the securities laws of the Excluded Territories and certain commercial considerations, Shareholders with registered addresses in the Excluded Territories will not be sent a Provisional Allotment Letter or have their CREST accounts credited with Nil Paid Rights or Fully Paid Rights (unless such Qualifying Shareholder can satisfy the Company as described in this Section 7.4) and their entitlements to Rights Issue Shares will be sold in the market as if they were Rights Issue Shares not taken up, in accordance with Section 5.

The notice in the London Gazette referred to in Section 7.2 above will state where a copy of this document, the Prospectus and the Provisional Allotment Letter may be inspected or obtained.

The Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights and the Rights Issue Shares may not be transferred or sold to or renounced or delivered in, any Excluded Territory. No offer of Rights Issue Shares is being made by virtue of this document or the Provisional Allotment Letters into the Excluded Territories.

Notwithstanding the foregoing, if a Shareholder with a registered address in, or resident in, any of the Excluded Territories can demonstrate to the satisfaction of the Company and the Underwriters that receipt, or acceptance, of the offer in such jurisdiction will not breach applicable securities laws then the Company in its absolute discretion (in consultation with the Underwriters) may either arrange for such Shareholder to be sent a Provisional Allotment Letter if he is a Non-CREST Shareholder or, if he is a CREST Shareholder, arrange for Nil Paid Rights to be credited to the relevant CREST stock account.

7.5 *Overseas territories other than the United States and the Excluded Territories*

Provisional Allotment Letters will be posted to Qualifying Non-CREST Shareholders and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders. Such Qualifying Shareholders may, subject to the laws of the relevant jurisdictions, accept their rights under the Enlarged Rights Issue in accordance with the instructions set out in this document and, if relevant, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up Nil Paid Rights, their entitlements will be sold if possible in accordance with the provisions of Section 5.

Qualifying Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the United Kingdom should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

7.6 *Representations and warranties relating to Overseas Shareholders*

(i) Qualifying Non-CREST Shareholders

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the Rights Issue Shares comprised therein represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant Rights Issue Shares, from within the United States or any of the Excluded Territories; (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it; (c) such person is not acting on a non-discretionary basis for a person located within the United States or any Excluded Territory or any territory referred to in (b) above at the time the instruction to accept or renounce was given; and (d) such person is not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into the United States or any Excluded Territory or any territory referred to in (b) above.

The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company to have been executed in or despatched from the United States or any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement; (b) provides an address in the United States or any Excluded Territory for delivery of definitive share certificates for Rights Issue Shares (or any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates); or (c) purports to exclude the warranty required by this Section 7.6.

(ii) Qualifying CREST Shareholders

A CREST Member or CREST Sponsored Member who makes a valid acceptance in accordance with the procedures set out herein represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States or any of the Excluded Territories; (b) he is not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares; (c) he is not accepting on a non-discretionary basis for a person located within the United States or any Excluded Territory or any territory referred to in (b) above at the time the instruction to accept was given; and (d) he is not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into the United States or any Excluded Territory or any territory referred to in (b) above.

7.7 *Waiver*

The provisions of this Section 7 and of any other terms of the Enlarged Rights Issue relating to Overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company in its absolute discretion. Subject to this, the provisions of this Section 7 supersede any terms of the Enlarged Rights Issue inconsistent herewith. References in this Section 7 to Shareholders shall include references to the person or persons executing a Provisional Allotment Letter and, in the event of more than one person executing a Provisional Allotment Letter, the provisions of this Section 7 shall apply to them jointly and to each of them.

8. Withdrawal Rights

Qualifying Shareholders wishing to exercise statutory withdrawal rights under section 87Q(4) of FSMA after publication by the Company of a supplementary prospectus must do so by lodging a written notice of withdrawal, which must include the full name and address of the person wishing to exercise statutory withdrawal rights and, if such person is a CREST Member, the Participant ID and the Member Account ID of such CREST Member, with Computershare Investor Services PLC, Project 5, The Pavilions, Bridgwater Road, Bristol, BS99 6AW, so as to be received no later than two business days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by Computershare after expiry of such period will not constitute a valid withdrawal save that the Company and Computershare shall treat as valid any notice of withdrawal received through the post by not later than four business days after the date on which a supplemental prospectus is published provided that the cover bears a legible postmark not later than the date falling two business days after the date on which such supplementary prospectus was published. Furthermore, the Company will not permit the exercise of withdrawal rights in respect of any acceptance (whether in part or in full) after payment in full by the relevant Shareholder for such acceptance and the allotment of the Rights Issue Shares to such Shareholder becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers.

Following the valid exercise of statutory withdrawal rights, application monies will be returned by post to relevant Qualifying Non-CREST Shareholders at their own risk and without interest to the address set out in the Provisional Allotment Letter and Computershare will refund the amount paid by a Qualifying CREST Shareholder by way of a CREST payment, without interest, as applicable within 14 days of such exercise of statutory withdrawal rights. The provisions of this Section 8 are without prejudice to the statutory rights of Qualifying Shareholders. **In such event Shareholders are advised to seek independent legal advice.**

Provisional allotments of entitlements to Rights Issue Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to Rights Issue Shares will be subject to the provisions of Section 5 as if the entitlement had not been validly taken up, **but Qualifying Shareholders may not receive any written communication.**

9. Times and dates

The Company shall in its sole discretion and after consultation with the Underwriters and its financial and legal advisers be entitled to amend the dates that Provisional Allotment Letters are despatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this document and in such circumstances shall announce such amendment, via a Regulatory Information Service, and notify the FSA and, if appropriate, Qualifying Shareholders.

If a supplementary prospectus is issued by the Company two or fewer business days prior to 13 August 2008 (or such later date as may be agreed between the Company and the Underwriters), the latest date for acceptance under the Enlarged Rights Issue shall be extended to the date that is five business days after the date of issue of the supplementary prospectus (and the dates and times of key events due to take place following such date shall be extended accordingly).

10. Governing Law

The terms and conditions of the Enlarged Rights Issue as set out in this document and the Provisional Allotment Letters shall be governed by, and construed in accordance with, the laws of England and Wales.

11. Jurisdiction

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Enlarged Rights Issue, this document and/or the Provisional Allotment Letters. By accepting rights under the Enlarged Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying Non-CREST Shareholders only, the Provisional Allotment Letter, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

Part V – Terms and Conditions of the Enlarged Rights Issue – Eligible Nominee Shareholders

This Part replaces Part X of the Prospectus.

1. Details of the Enlarged Rights Issue

The Company proposes to raise approximately £400 million, net of expenses, by way of a rights issue of up to 827,683,875 Rights Issue Shares. Subject to the fulfilment of the conditions of the Revised Underwriting Agreement, the Directors propose to offer the Rights Issue Shares at 55 pence per Share by way of rights to all Eligible Nominee Shareholders, payable in full on acceptance by Eligible Nominee Shareholders on the basis of:

67 Rights Issue Shares for every 50 Existing Shares

held by the Nominee on behalf of the Eligible Nominee Shareholder on the Record Date (and so in proportion to any other number of Existing Shares each then held) and otherwise on the terms and conditions set out in the Nominee Allotment Letters.

The Issue Price of 55 pence per Rights Issue Share represents a 38% discount to the closing market price of an Existing Share as derived from the London Stock Exchange Daily Official List of 88.25 pence per Existing Share on 30 May 2008 (being the latest trading day prior to the Announcement).

Eligible Nominee Shareholders who do not take up their entitlements to Rights Issue Shares will have their proportionate shareholdings in the Company diluted by approximately 57% as a result of the Enlarged Rights Issue.

Nil Paid Rights (also described as Rights Issue Shares, nil paid) are entitlements to acquire Rights Issue Shares subject to payment of the Issue Price. Fully Paid Rights are entitlements to receive the Rights Issue Shares, for which a subscription and payment has already been made.

Qualifying Shareholders' holdings of Existing Shares in certificated form or uncertificated form (other than the Nominee's holdings), and Eligible Nominee Shareholders' interests in Existing Shares held by the Nominee, will each be treated as separate holdings for the purpose of calculating entitlements under the Enlarged Rights Issue. Rights Issue Shares representing fractional entitlements will not be allotted to Eligible Nominee Shareholders and, where necessary, entitlements to Rights Issue Shares will be rounded down to the nearest whole number.

The Enlarged Rights Issue is conditional, inter alia, upon:

(i) Resolution 1 being passed at the Reconvened Extraordinary General Meeting and not, except with the written agreement of the Sponsors and the Underwriters, at any adjournment of such meeting;

(ii) Admission becoming effective by not later than 8.00 a.m. on 18 July 2008 (the Dealing Day immediately after the date of the Reconvened Extraordinary General Meeting) or such later time and date as the Company, the Sponsors and the Underwriters may agree; and

(iii) the Sponsors' and the Underwriters' obligations otherwise becoming unconditional in all respects and the Revised Underwriting Agreement not having been terminated in accordance with its terms prior to Admission.

The attention of Nominee Shareholders who are not resident in the United Kingdom is drawn to Section 3 of this Part V. The offer of Rights Issue Shares and the Enlarged Rights Issue will not be made into the United States or the Excluded Territories except through the publication of a notice in the London Gazette as set out in Section 3.2. Subject to the provisions of Section 3, Nominee Shareholders with a registered address in the United States or an Excluded Territory are not being sent this document and will not be sent Nominee Allotment Letters.

Subject to these conditions being satisfied, it is expected that the Nominee's CREST stock account in respect of the Shares which the Nominee holds on behalf of Eligible Nominee Shareholders will be credited with Nil Paid Rights on 18 July 2008. The Nominee will hold such Nil Paid Rights on behalf of Eligible Nominee Shareholders, pro rata to the number of Existing Shares held by each Eligible Nominee Shareholder through the Nominee Account on the Record Date. The Nominee will deal with each Eligible Nominee Shareholder's pro rata entitlement to Nil Paid Rights in accordance with Eligible Nominee Shareholders' instructions given pursuant to the Nominee Allotment Letters.

All enquiries in connection with Nominee Allotment Letters should be referred to the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday.

2. Action to be taken by Eligible Nominee Shareholders who receive a Nominee Allotment Letter

2.1 General

The personalised Nominee Allotment Letter received by each Eligible Nominee Shareholder, will set out:

(i) the number of Existing Shares held by the Nominee on behalf of the Eligible Nominee Shareholder at the close of business on the Record Date;

(ii) the aggregate number of Nil Paid Rights credited to the Nominee (that is, the aggregate number of Rights Issue Shares provisionally allotted to the Nominee) on behalf of such Eligible Nominee Shareholder;

(iii) the procedure to be followed if an Eligible Nominee Shareholder wishes to:

a. take up all of his entitlement and instructions regarding acceptance and payment;

b. effect a Cashless Take Up (that is, dispose of some of his entitlement and use the proceeds to take up the remainder); or

c. dispose of all of his entitlement.

Assuming, as expected, that Nominee Allotment Letters are posted on 17 July 2008 and that dealings in Rights Issue Shares, nil paid commence on 18 July 2008, the latest time and date for requesting a Cashless Take Up or a disposal of all Nil Paid Rights will be 11.00 a.m. on 8 August 2008 and the latest time and date for acceptance and payment in full by Eligible Nominee Shareholders will be 11.00 a.m. on 13 August 2008. TO ALLOW THE NOMINEE TO PROCESS ACCEPTANCES AND PAYMENTS BY ELIGIBLE NOMINEE SHAREHOLDERS, THIS DEADLINE IS TWO DAYS EARLIER THAN THE LATEST TIME AND DATE FOR ACCEPTANCE AND PAYMENT IN FULL BY QUALIFYING CREST SHAREHOLDERS AND QUALIFYING NON-CREST SHAREHOLDERS.

If the Enlarged Rights Issue is delayed so that the Nominee Allotment Letter cannot be despatched on 17 July 2008, the expected timetable as set out at the front of this document will be adjusted accordingly and the revised dates will be announced through a Regulatory Information Service. References to times and dates in this document should be read as subject to any such adjustment.

2.2 Procedures for acceptance and payment

2.2.1 Eligible Nominee Shareholders who wish to take up their entitlement in full

Eligible Nominee Shareholders who wish to take up their entitlement to Nil Paid Rights in full should return their Nominee Allotment Letters to the Nominee together with a cheque or bankers' draft, made payable to "The BBG plc Rights Issue" for the full amount payable on acceptance (set out in Box 3 on the Nominee Allotment Letter):

(i) by post to Computershare Investor Services PLC, Project 6, The Pavilions, Bridgwater Road, Bristol, BS99 6AX, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 13 August 2008, the latest time and date for acceptances. A second class reply-paid envelope will be enclosed with the Nominee Allotment Letter for use within the UK only. If you post your Nominee Allotment Letter, it is recommended that you allow sufficient time for delivery.

2.2.2 Eligible Nominee Shareholders who wish to take up their entitlement in part

Eligible Nominee Shareholders who wish to take up their entitlement to Nil Paid Rights in part should call the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday for further information.

2.2.3 Nominee's discretion as to validity of acceptances

If payment for taking up an entitlement is not received in full by 11.00 a.m. on 13 August 2008, the Nominee Allotment Letter will be deemed to have been declined and will lapse.

The Nominee may (in its absolute discretion) treat a Nominee Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

The Nominee reserves the right to treat as invalid any acceptance or purported acceptance of an entitlement to Rights Issue Shares that appears to the Nominee or its agents to have been executed in or despatched from the United States or any of the Excluded Territories.

An Eligible Nominee Shareholder who makes a valid acceptance and payment in accordance with this Section 2.2 is deemed to request that the Rights Issue Shares to which he will become entitled be issued to the Nominee on his behalf on the terms set out in this document.

2.3 *Procedures for Cashless Take Up and disposals*

2.3.1 *Eligible Nominee Shareholders who wish to effect a Cashless Take Up*

Eligible Nominee Shareholders who wish to effect Cashless Take Up, (that is, to dispose of some of their entitlement to Nil Paid Rights and use the proceeds to take up the remainder) should tick the box next to Option 2 "Cashless Take Up" on the Nominee Allotment Letter, sign and date the Nominee Allotment Letter at the bottom and return it to the Nominee:

(i) by post to Computershare Investor Services PLC, Project 6, The Pavilions, Bridgwater Road, Bristol, BS99 6AX, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 8 August 2008, the latest time and date for Cashless Take Up. A second class reply-paid envelope will be enclosed with the Nominee Allotment Letter for use within the UK only. If you post your Nominee Allotment Letter, it is recommended that you allow sufficient time for delivery.

2.3.2 *Eligible Nominee Shareholders who wish to dispose of their entitlement in full*

Eligible Nominee Shareholders who wish to dispose of their entitlement to Nil Paid Rights in full should tick the box next to Option 3 "Sell all of your Rights" on the Nominee Allotment Letter, sign and date the Nominee Allotment Letter at the bottom and return it to the Nominee:

(i) by post to Computershare Investor Services PLC, Project 6, The Pavilions, Bridgwater Road, Bristol, BS99 6AX, or

(ii) by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE,

so as to be received as soon as possible and, in any event, not later than 11.00 a.m. on 8 August 2008, the latest time and date for disposals. A second class reply-paid envelope will be enclosed with the Nominee Allotment Letter for use within the UK only. If you post your Nominee Allotment Letter, it is recommended that you allow sufficient time for delivery.

Please note that there will be a £5.00 (five pound) charge for disposing of all your Nil Paid Rights. The sale of your Nil Paid Rights will be arranged by Computershare through the Computershare Dealing Facility. The terms and conditions of the dealing facility will be set out in the Rights Issue Guide accompanying the Nominee Allotment Letters.

Shareholders using such service should note that they will be clients of Computershare and not of Bradford & Bingley when using this service. Computershare rather than Bradford & Bingley will be responsible, therefore, for providing the protections afforded by the UK regulatory regime to clients of such services. Bradford & Bingley does not provide advice to Shareholders on dealing in its Shares.

2.4 *Withdrawal from the Nominee Account*

Eligible Nominee Shareholders may also withdraw from the Nominee Account in order to have their Nil Paid Rights allotted to them in their own name, so as to give them further options. The latest recommended time and date for withdrawal from the Nominee Account so that your Nil Paid Rights will be allotted in your own name in time to deal with them during the Enlarged Rights Issue period is 11.00 a.m. on 6 August 2008. For further information please call the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday.

2.5 *Payments for Rights Issue Shares*

Payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the UK of a bank or building society and bear a UK bank sort code number in the top right hand corner. Cheques, which must be drawn on the personal account of the individual investor where they have sole or joint title to the funds, should be made payable to "The BBG plc Rights Issue". Third party cheques will not be accepted with the exception of building society cheques or bankers' drafts where the building society or bank has confirmed the name of the account holder by stamping or endorsing the building society cheque or bankers' draft to such effect. The account name should be the same as that shown on the application. Post-dated cheques will not be accepted. All documents, cheques and bankers' drafts sent through the post will be sent at the risk of the sender.

The Nominee reserves the right to have cheques and bankers' drafts presented for payment on receipt and to seek special clearance of cheques in order to obtain value for remittances at the earliest opportunity. Interest will not be paid on payments made before they are due but will accrue for the benefit of the Company. Return of the Nominee Allotment Letter with a remittance in the form of a cheque will constitute a warranty that the cheque will be honoured on first presentation. The Nominee may elect, in its absolute discretion, to treat as invalid any acceptances in respect of which cheques or other remittances are notified to it or its agent as not having been so honoured.

If Rights Issue Shares have already been allotted to the Nominee on behalf of Eligible Nominee Shareholders prior to any payment not being so honoured upon first presentation and such acceptances being treated as invalid, the Nominee may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares

on behalf of such Eligible Nominee Shareholders and hold the proceeds of sale (net of the Nominee's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale and of all amounts payable by such Eligible Nominee Shareholders pursuant to the provisions herein in respect of the subscription of such shares) on behalf of such Eligible Nominee Shareholders. In these circumstances neither the Nominee nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by Eligible Nominee Shareholders as a result.

All enquires in connection with the Nominee Allotment Letter should be referred to the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday.

2.6 *Money Laundering Regulations*

It is a term of the Enlarged Rights Issue that, to ensure compliance with the Money Laundering Regulations, the Nominee may require, at its absolute discretion, verification of the identity of the person lodging the Nominee Allotment Letter and, where relevant, its beneficial owner or ultimate controller and/or of any person on whose behalf the Nominee Allotment Letter is lodged with payment and, where relevant, its beneficial owner or ultimate controller (which requirements are referred to below as the **"verification of identity requirements"**). If an application is made by a UK regulated broker or intermediary acting as agent and which is itself subject to the Money Laundering Regulations, any verification of identity requirements are the responsibility of such broker or intermediary and not of the Nominee. In such case, the lodging agent's stamp should be inserted on the Nominee Allotment Letter.

The person lodging the Nominee Allotment Letter with payment (the **"applicant"**), including any person who appears to the Nominee to be acting on behalf of some other person, shall thereby be deemed to agree to provide the Nominee with such information and other evidence as the Nominee may require to satisfy the verification of identity requirements. **Return of the Nominee Allotment Letter with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations will not be breached by acceptance of such remittance.**

If the Nominee determines that the verification of identity requirements apply to any applicant or application, the relevant Rights Issue Shares (notwithstanding any other term of the Enlarged Rights Issue) will not be issued to the relevant applicant unless and until the verification of identity requirements have been satisfied in respect of that applicant or application. The Nominee is entitled, in its absolute discretion, to determine whether the verification of identity requirements apply to any applicant or application and whether such requirements have been satisfied, and the Nominee will not be liable to any person for any loss or damage suffered or incurred (or alleged), directly or indirectly, as a result of the exercise of such discretion.

If the verification of identity requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in delays and potential rejection of an application. If, within a reasonable period of time following a request for verification of identity, the Nominee has not received evidence satisfactory to it as aforesaid, the Nominee may, in its absolute discretion, treat the relevant application as invalid, in which event the application moneys will be returned (at the applicant's risk) without interest to the account of the bank or building society on which the relevant cheque or bankers' draft was drawn.

The verification of identity requirements will not usually apply if:

(i) the applicant is a regulated UK broker or intermediary acting as agent and is itself subject to the Money Laundering Regulations;

(ii) the applicant is an organisation required to comply with the EU Money Laundering Directive (2005/60/EC);

(iii) the applicant is a company whose securities are listed on a regulated market subject to specified disclosure obligations;

(iv) the applicant (not being an applicant who delivers his application in person) makes payment through an account in the name of such applicant with a credit institution which is subject to the EU Money Laundering Directive (2005/60/EC) or with a credit institution situated in a non-EEA state which imposes requirements equivalent to those laid down in the EU Money Laundering Directive (2005/60/EC); or

(v) the aggregate subscription price for the relevant Rights Issue Shares is less than €15,000 (or its pounds sterling equivalent, approximately £12,000).

Where the verification of identity requirements apply, please note the following, as this will assist in satisfying the requirements. Satisfaction of these requirements may be facilitated in the following ways:

(i) payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the UK of a bank or building society and bear a UK bank sort code number in the top right hand corner. Cheques, which must be drawn on the personal account of the individual investor where he has sole or joint title to the funds, should be made payable to "The BBG plc Rights Issue". Third party cheques will not be accepted with the exception of building society cheques or bankers' drafts where the building society or bank has confirmed the name of the account holder by stamping or endorsing the building society cheque or bankers' draft to such effect. The account name should be the same as that shown on the application;

(ii) if the Nominee Allotment Letter is lodged with payment by an agent which is an organisation required to comply with the EU Money Laundering Directive (2005/60/EC) or which is subject to anti-money laundering regulations in a country which is a member of the Financial Action Task Force (the non-EU members of which are Argentina,

Australia, Brazil, Canada, members of the Gulf Co-operation Council (being Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates), Hong Kong, Iceland, Japan, Mexico, Luxembourg, New Zealand, Norway, the Russian Federation, Singapore, South Africa, Switzerland, Turkey and the US), the agent should provide written confirmation that it has that status with the Nominee Allotment Letter and written assurances that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to the Nominee and/or any relevant regulatory or investigatory authority; or

(iii) if a Nominee Allotment Letter is lodged by hand by the applicant in person, he should ensure that he has with him evidence of identity bearing his photograph (for example, his passport) and evidence of his address.

In order to confirm the acceptability of any written assurance referred to above, or in any other case, the applicant should contact the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday.

2.7 Issue of Rights Issue Shares

Rights Issue Shares will be issued in uncertificated form to the Nominee and held by the Nominee on behalf of each Eligible Nominee Shareholder who has validly elected to take up some or all of his rights to Rights Issue Shares in accordance with these terms and conditions and the Nominee Allotment Letter. Advice notes confirming the number of Shares held by each Eligible Nominee Shareholder through the Nominee Account following the Enlarged Rights Issue are expected to be despatched by post by 26 August 2008.

3. Overseas Shareholders

The Nominee Account is available only to individuals resident in the United Kingdom. **Nominee Shareholders who are no longer resident in the United Kingdom should call the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m. Monday to Friday. However, if you are resident outside of the United Kingdom and have received a Nominee Allotment Letter you should read this section before taking any action.**

This document has been approved by the FSA, being the competent authority in the United Kingdom. The Company has requested that the FSA provides a certificate of approval and a copy of this document to the relevant competent authorities in France, Belgium, Cyprus, the Netherlands and Ireland pursuant to the passporting provisions of FSMA.

Accordingly, the making of the proposed offer of Rights Issue Shares to persons located or resident in, or who are citizens of, or who have a registered address in countries other than the United Kingdom, France, Belgium, Cyprus, the Netherlands and Ireland may be affected by the law or regulatory requirements of the relevant jurisdiction. Any Shareholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

3.1 General

The making or acceptance of the proposed offer of Rights Issue Shares to persons who have registered addresses outside the United Kingdom, or who are resident in, or citizens of, countries other than the United Kingdom, may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

It is also the responsibility of any person (including, without limitation, custodians, nominees and trustees) outside the United Kingdom wishing to take up rights under the Enlarged Rights Issue to satisfy himself as to the full observance of the laws of any relevant territory in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territories. The comments set out in this Section 3.1 are intended as a general guide only and any Nominee Shareholder who is not resident in the United Kingdom and who is in doubt as to their position should consult their professional adviser without delay.

Receipt of this document and/or a Nominee Allotment Letter will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document and/or a Nominee Allotment Letter must be treated as sent for information only and should not be copied or redistributed.

Rights Issue Shares will be provisionally allotted (nil paid) to all holders of Shares on the register of members of the Company at the Record Date (including, for the avoidance of doubt, any Overseas Shareholders and the Nominee on behalf of all Nominee Shareholders). However, Nominee Allotment Letters will not be sent to Nominee Shareholders with registered addresses in the United States or any Excluded Territory, except where the Company is satisfied that such action would not result in the contravention of any registration or other legal requirement in any jurisdiction.

No person receiving a copy of this document, and/or a Nominee Allotment Letter in the United States or any Excluded Territory may treat the same as constituting an invitation or offer to him nor should he in any event use the Nominee Allotment Letter unless such an invitation or offer could lawfully be made to him or the Nominee Allotment Letter could lawfully be used or dealt with without contravention of any registration or other legal requirements. In such circumstances, this document and the Nominee Allotment Letter are to be treated as sent for information only and should not be copied or redistributed.

The Company reserves the right to treat as invalid and will not be bound to allot or issue any Rights Issue Shares in respect of any acceptance or purported acceptance of the offer of Rights Issue Shares which:

(i) appears to the Company or its agents to have been executed, effected or despatched from the United States or an Excluded Territory; or

(ii) provides an address for delivery of an advice note in the United States or an Excluded Territory.

Subject to Section 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7 below, any person (including, without limitation, agents, nominees and trustees) outside the United Kingdom, France, Belgium, Cyprus, the Netherlands and Ireland wishing to take up their rights under the Enlarged Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this Section 3.1 are intended as a general guide only and any Nominee Shareholder who is not resident in the United Kingdom and who is in any doubt as to their position should consult their professional advisers without delay.

The attention of Nominee Shareholders with registered addresses in the United States or any of the Excluded Territories is drawn to Sections 3.2 to 3.7 below.

Entitlements to Nil Paid Rights to which Nominee Shareholders with registered addresses in the United States or any of the Excluded Territories would otherwise be entitled will be aggregated with entitlements to Nil Paid Rights which have not been taken up by other Shareholders and, if possible, sold as described in Section 5. The net proceeds of such sales (after deduction of expenses) will be paid to the Nominee and then distributed to the relevant Nominee Shareholders pro-rated to their holdings of Existing Shares through the Nominee Account at the Record Date as soon as practicable after receipt, except that (i) individual amounts of less than £5.00 (five pounds) per holding and (ii) amounts in respect of fractions will not be distributed. None of the Nominee, the Company, the Underwriters or any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from the terms or the timing of the sale or the procuring of the sale or any failure to procure subscribers.

Despite any other provision of this document or the Nominee Allotment Letter, the Company reserves the right to permit any Nominee Shareholder to take up his rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question.

Such Nominee Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in Section 2.

3.2 *Notice in the London Gazette*

In accordance with section 90(5) of the Companies Act 1985, the offer by way of rights to Eligible Nominee Shareholders who have no registered address in the United Kingdom and who have not given to the Nominee an address in the United Kingdom for the serving of notices, will be made by the Company causing a notice to be published in the London Gazette on 18 July 2008 stating where copies of this document, the Prospectus and the Nominee Allotment Letter may be obtained or inspected on personal application by or on behalf of such Eligible Nominee Shareholders. However, in order to facilitate acceptance of the offer made to such Eligible Nominee Shareholders by virtue of such publication, Nominee Allotment Letters will also be posted to Eligible Nominee Shareholders who are Overseas Shareholders (other than to those in the United States and the Excluded Territories). Such Eligible Nominee Shareholders, if it is lawful to do so, may accept the offer by way of rights either by returning the Nominee Allotment Letter posted to them in accordance with the instructions set out therein or, subject to surrendering the original Nominee Allotment Letter posted to them, by obtaining a copy thereof from the place stated in the notice and returning it in accordance with the instructions set out therein.

3.3 *United States*

No action has been or will be taken to permit a public offer or distribution of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters or possession or distribution of this document or any other offering material in the United States, except that the notice in the London Gazette referred to in Section 3.2 above will state where a copy of this document, the Prospectus and the Nominee Allotment Letter may be inspected or obtained. This document does not constitute an offer to acquire any, or a distribution of, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters to any person in the United States. Neither this document nor the Nominee Allotment Letters will be distributed in or into the United States. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer or distribution of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of the United States.

The Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. Accordingly, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters may not be offered, sold, taken up, exercised, resold, renounced or delivered in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. The Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters

timing of any such transaction, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis described above. The Underwriters will be entitled to retain any brokerage fees, commissions, or other benefits received in connection with these arrangements.

6. **Taxation**

Information on UK taxation with regard to the Rights Issue is set out in Part XI of the Prospectus. If you are in any doubt as to your tax position, you should consult your own independent adviser immediately.

7. **Times and dates**

With the agreement of the Underwriters, the Company shall in its discretion and after consultation with its financial and legal advisers be entitled to amend the dates that Nominee Allotment Letters are despatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Enlarged Rights Issue and all related dates set out in this document and in such circumstances shall announce such amendment, via a Regulatory Information Service, and notify the FSA and, if appropriate, Eligible Nominee Shareholders.

If a supplementary prospectus is issued by the Company two or fewer business days prior to 13 August 2008 (or such later date as may be agreed between the Company and the Underwriters), the latest date for acceptance under the Enlarged Rights Issue shall be extended to the date that is three business days after the date of issue of the supplementary prospectus (and the dates and times of key events due to take place following such date shall be extended accordingly).

TO ALLOW THE NOMINEE TO PROCESS ACCEPTANCES BY ELIGIBLE NOMINEE SHAREHOLDERS, THE LATEST DATE FOR ACCEPTANCE FOR ELIGIBLE NOMINEE SHAREHOLDERS WILL BE TWO DAYS EARLIER THAN THE LATEST DATE FOR ACCEPTANCE FOR QUALIFYING CREST SHAREHOLDERS AND QUALIFYING NON-CREST SHAREHOLDERS.

8. **Governing Law**

The terms and conditions of the Enlarged Rights Issue as set out in this document and the Nominee Allotment Letters shall be governed by, and construed in accordance with, the laws of England and Wales.

9. **Jurisdiction**

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Enlarged Rights Issue, this document and/or the Nominee Allotment Letters. By accepting an entitlement to rights under the Enlarged Rights Issue in accordance with the instructions set out in this document and the Nominee Allotment Letter, Eligible Nominee Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

The Company reserves the right to treat as invalid and will not be bound to allot or issue any Rights Issue Shares in respect of any acceptance or purported acceptance of the offer of Rights Issue Shares which:

(i) appears to the Company or its agents to have been executed, effected or despatched from the United States or an Excluded Territory; or

(ii) provides an address for delivery of an advice note in the United States or an Excluded Territory.

Subject to Section 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7 below, any person (including, without limitation, agents, nominees and trustees) outside the United Kingdom, France, Belgium, Cyprus, the Netherlands and Ireland wishing to take up their rights under the Enlarged Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this Section 3.1 are intended as a general guide only and any Nominee Shareholder who is not resident in the United Kingdom and who is in any doubt as to their position should consult their professional advisers without delay.

The attention of Nominee Shareholders with registered addresses in the United States or any of the Excluded Territories is drawn to Sections 3.2 to 3.7 below.

Entitlements to Nil Paid Rights to which Nominee Shareholders with registered addresses in the United States or any of the Excluded Territories would otherwise be entitled will be aggregated with entitlements to Nil Paid Rights which have not been taken up by other Shareholders and, if possible, sold as described in Section 5. The net proceeds of such sales (after deduction of expenses) will be paid to the Nominee and then distributed to the relevant Nominee Shareholders pro-rated to their holdings of Existing Shares through the Nominee Account at the Record Date as soon as practicable after receipt, except that (i) individual amounts of less than £5.00 (five pounds) per holding and (ii) amounts in respect of fractions will not be distributed. None of the Nominee, the Company, the Underwriters or any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from the terms or the timing of the sale or the procuring of the sale or any failure to procure subscribers.

Despite any other provision of this document or the Nominee Allotment Letter, the Company reserves the right to permit any Nominee Shareholder to take up his rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question.

Such Nominee Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in Section 2.

3.2 Notice in the London Gazette

In accordance with section 90(5) of the Companies Act 1985, the offer by way of rights to Eligible Nominee Shareholders who have no registered address in the United Kingdom and who have not given to the Nominee an address in the United Kingdom for the serving of notices, will be made by the Company causing a notice to be published in the London Gazette on 18 July 2008 stating where copies of this document, the Prospectus and the Nominee Allotment Letter may be obtained or inspected on personal application by or on behalf of such Eligible Nominee Shareholders. However, in order to facilitate acceptance of the offer made to such Eligible Nominee Shareholders by virtue of such publication, Nominee Allotment Letters will also be posted to Eligible Nominee Shareholders who are Overseas Shareholders (other than to those in the United States and the Excluded Territories). Such Eligible Nominee Shareholders, if it is lawful to do so, may accept the offer by way of rights either by returning the Nominee Allotment Letter posted to them in accordance with the instructions set out therein or, subject to surrendering the original Nominee Allotment Letter posted to them, by obtaining a copy thereof from the place stated in the notice and returning it in accordance with the instructions set out therein.

3.3 United States

No action has been or will be taken to permit a public offer or distribution of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters or possession or distribution of this document or any other offering material in the United States, except that the notice in the London Gazette referred to in Section 3.2 above will state where a copy of this document, the Prospectus and the Nominee Allotment Letter may be inspected or obtained. This document does not constitute an offer to acquire any, or a distribution of, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters to any person in the United States. Neither this document nor the Nominee Allotment Letters will be distributed in or into the United States. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer or distribution of the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of the United States.

The Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. Accordingly, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters may not be offered, sold, taken up, exercised, resold, renounced or delivered in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. The Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights and the Nominee Allotment Letters

will be distributed, offered or sold, as the case may be, outside the United States only, in offshore transactions within the meaning of, and in reliance on, Regulation S under the Securities Act. Accordingly, the Enlarged Rights Issue will not be made within the United States and the Nominee Allotment Letters will not be sent to any Nominee Shareholder with a registered address in, or who is resident in, the United States. No offer of Rights Issue Shares is being made by virtue of this document or the Nominee Allotment Letters into the United States.

Each person to which the Nominee Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares are distributed, offered or sold outside the United States will be deemed by its subscription for, or purchase of, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares to have represented and agreed that:

(i) it is acquiring the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares from the Company or the Underwriters in an "offshore transaction" as defined Regulation S; and

(ii) the Nil Paid Rights, the Fully Paid Rights and the Rights Issue Shares have not been offered to it by the Company or the Underwriters by means of any "directed selling efforts" as defined in Regulation S.

Each subscriber or purchaser acknowledges that the Company will rely upon the truth and accuracy of the foregoing representations and agreements, and agrees that if any of the representations or agreements deemed to have been made by such subscriber or purchaser by its subscription for, or purchase of, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares, as the case may be, are no longer accurate, it shall promptly notify the Company and the Underwriters. If such subscriber or purchaser is subscribing for, or purchasing, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue Shares as a fiduciary or agent for one or more investor accounts, each subscriber or purchaser represents that it has sole investment discretion with respect to each such account and full power to make the foregoing representations and agreements on behalf of each such account.

In addition, until 40 days after the commencement of the Enlarged Rights Issue, an offer, sale or transfer of the Rights Issue Shares or the Nominee Allotment Letters within the United States by a dealer (whether or not participating in the Enlarged Rights Issue) may violate the registration requirements of the Securities Act.

3.4 *Excluded Territories*

Nominee Shareholders with registered addresses in the Excluded Territories will not be sent a Nominee Allotment Letter (unless such Nominee Shareholder can satisfy the Company as described in this Section 3.4) and their entitlements to Rights Issue Shares will be sold in the market as if they were Rights Issue Shares not taken up, in accordance with Section 5.

The notice in the London Gazette referred to in Section 3.2 above will state where a copy of this document, the Prospectus and the Nominee Allotment Letter may be inspected or obtained.

Due to restrictions under the securities laws of the Excluded Territories and certain commercial considerations, no Nominee Allotment Letters in relation to the Rights Issue Shares will be sent to Nominee Shareholders with registered addresses in the Excluded Territories. No offer of Rights Issue Shares is being made by virtue of this document or the Nominee Allotment Letters into the Excluded Territories.

Notwithstanding the foregoing, if a Nominee Shareholder with a registered address in, or resident in, any of the Excluded Territories can demonstrate to the satisfaction of the Company and the Underwriters that receipt, or acceptance, of the offer in such jurisdiction will not breach applicable securities laws then the Company in its absolute discretion (in consultation with the Underwriters) may arrange for such Nominee Shareholder to be sent a Nominee Allotment Letter.

3.5 *Overseas territories other than the United States and the Excluded Territories*

Nominee Allotment Letters will be posted to Eligible Nominee Shareholders. Such Eligible Nominee Shareholders may, subject to the laws of the relevant jurisdictions, accept their rights under the Enlarged Rights Issue in accordance with the instructions set out in this document and the Nominee Allotment Letter. In cases where Nominee Shareholders resident outside the United Kingdom do not take up Nil Paid Rights, their entitlements will be sold if possible in accordance with the provisions of Section 5.

Eligible Nominee Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the United Kingdom should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

3.6 *Representations and warranties relating to Overseas Shareholders*

Any person accepting a Nominee Allotment Letter or requesting registration of the Rights Issue Shares comprised therein represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company's satisfaction that such person's use of the Nominee Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting the Nominee Allotment Letter, or requesting registration of the relevant Rights Issue Shares, from within the United States or any of the Excluded Territories; (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares or to use the Nominee Allotment Letter in any manner in which such person has used or will use it; (c) such person is not acting on a non-discretionary basis for a person located within the United States or any Excluded Territory or any territory referred to in (b) above at the time the instruction to accept was given; and (d) such person is not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into the United States or any Excluded Territory or any territory referred to in (b) above.

The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Shares comprised in a Nominee Allotment Letter if it (a) appears to the Company to have been executed in or despatched from the United States or any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement; (b) provides an address in the United States or any Excluded Territory for delivery of advice notes in respect of the Rights Issue Shares (or any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates); or (c) purports to exclude the warranty required by this Section 3.6.

3.7 Waiver

The provisions of this Section 3 and of any other terms of the Enlarged Rights Issue relating to Shareholders resident outside the United Kingdom may be waived, varied or modified as regards specific Nominee Shareholders or on a general basis by the Company in its absolute discretion. Subject to this, the provisions of this Section 3 supersede any terms of the Enlarged Rights Issue inconsistent herewith. References in this Section 3 to Nominee Shareholders shall include references to the person or persons executing a Nominee Allotment Letter and, in the event of more than one person executing a Nominee Allotment Letter, the provisions of this Section 3 shall apply to them jointly and to each of them.

4. Withdrawal Rights

Eligible Nominee Shareholders wishing to withdraw an acceptance after publication by the Company of a supplementary prospectus must do so by lodging a written notice of withdrawal, which must include the full name and address of the Eligible Nominee Shareholder, with Computershare Investor Services PLC, Project 6, The Pavilions, Bridgwater Road, Bristol, BS99 6AX, so as to be received no later than two business days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by Computershare after expiry of such period will not constitute a valid withdrawal save that the Company and Computershare shall treat as valid any notice of withdrawal received through the post by not later than four business days after the date on which a supplemental prospectus is published provided that the cover bears a legible postmark not later than the date falling two business days after the date on which such supplementary prospectus was published. Furthermore, Computershare will not permit the exercise of withdrawal rights in respect of any acceptance (whether in part of in full) after payment in full by the relevant Eligible Nominee Shareholder for such acceptance and the allotment of the Rights Issue Shares to the Nominee on such Eligible Nominee Shareholder's behalf becoming unconditional.

Following a valid withdrawal request, any cheque that has been received by Computershare but not yet presented in respect of the acceptance that is to be withdrawn will be returned by post to the relevant Eligible Nominee Shareholder at his own risk and without interest to the address set out in the Nominee Allotment Letter.

5. Procedure in respect of rights not taken up

If an entitlement to Rights Issue Shares is not validly taken up in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Underwriters will endeavour as agents for the Company to procure, by not later than 4.30 p.m. on the fifth Dealing Day after 15 August 2008, subscribers for all of those Rights Issue Shares not taken up at a price per Rights Issue Share which is at least equal to the total of the Issue Price and the expenses of procuring the relevant subscribers (including any amounts in respect of applicable brokerage and commissions and VAT which are not recoverable).

Notwithstanding the above, the Underwriters may cease to endeavour to procure any such subscribers if, in the reasonable opinion of the Underwriters, it is unlikely that any such subscribers can be so procured at such a price by such time. If and to the extent that subscribers cannot be procured on the basis outlined above, the relevant Rights Issue Shares will be subscribed by the Underwriters as principal pursuant to the Revised Underwriting Agreement or by sub-underwriters procured by the Underwriters, in each case, at the Issue Price on the terms and subject to the conditions of the Revised Underwriting Agreement.

Any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of VAT which are not recoverable) in respect of the Rights Issue Shares not taken up by Eligible Nominee Shareholders shall be paid (subject as provided in this Section 5) to the Nominee. The Nominee shall distribute such amount pro rata to the Eligible Nominee Shareholders so entitled, to the name and address appearing on the Nominee Allotment Letter (or to the first name appearing in the case of joint holders), or where an entitlement to Rights Issue Shares was not taken up by a nominee Shareholder, to such Nominee Shareholder.

Rights Issue Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the aggregate of any premiums (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring such subscribers including any applicable brokerage and commissions and amounts in respect of VAT which are not recoverable), if any, will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments, save that no payment will be made of amounts of less than £5.00 (five pounds). Cheques for the amounts due will be sent in pounds sterling, by post, at the risk of the person(s) entitled, to their registered address(es) (the registered address of the first named in the case of joint holders).

Any transactions undertaken pursuant to this Section 5 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of the Company, the Underwriters nor any other person procuring acquirers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms of or

timing of any such transaction, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis described above. The Underwriters will be entitled to retain any brokerage fees, commissions, or other benefits received in connection with these arrangements.

6. Taxation

Information on UK taxation with regard to the Rights Issue is set out in Part XI of the Prospectus. If you are in any doubt as to your tax position, you should consult your own independent adviser immediately.

7. Times and dates

With the agreement of the Underwriters, the Company shall in its discretion and after consultation with its financial and legal advisers be entitled to amend the dates that Nominee Allotment Letters are despatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Enlarged Rights Issue and all related dates set out in this document and in such circumstances shall announce such amendment, via a Regulatory Information Service, and notify the FSA and, if appropriate, Eligible Nominee Shareholders.

If a supplementary prospectus is issued by the Company two or fewer business days prior to 13 August 2008 (or such later date as may be agreed between the Company and the Underwriters), the latest date for acceptance under the Enlarged Rights Issue shall be extended to the date that is three business days after the date of issue of the supplementary prospectus (and the dates and times of key events due to take place following such date shall be extended accordingly).

TO ALLOW THE NOMINEE TO PROCESS ACCEPTANCES BY ELIGIBLE NOMINEE SHAREHOLDERS, THE LATEST DATE FOR ACCEPTANCE FOR ELIGIBLE NOMINEE SHAREHOLDERS WILL BE TWO DAYS EARLIER THAN THE LATEST DATE FOR ACCEPTANCE FOR QUALIFYING CREST SHAREHOLDERS AND QUALIFYING NON-CREST SHAREHOLDERS.

8. Governing Law

The terms and conditions of the Enlarged Rights Issue as set out in this document and the Nominee Allotment Letters shall be governed by, and construed in accordance with, the laws of England and Wales.

9. Jurisdiction

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Enlarged Rights Issue, this document and/or the Nominee Allotment Letters. By accepting an entitlement to rights under the Enlarged Rights Issue in accordance with the instructions set out in this document and the Nominee Allotment Letter, Eligible Nominee Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

Part VI – Additional Information

The numbered sections of this Part VI replace the sections with the same numbers in Part XII of the Prospectus.

1. Persons responsible

The Directors, whose names appear in Section 1 of Part V of the Prospectus, and the Company collectively and individually accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

4. Share capital

4.1 Authorised and issued share capital

The Company was incorporated on 28 February 2000 with an authorised share capital of £50,000 divided into 100,000 ordinary shares of £0.50 each (of which two ordinary shares were issued, nil paid, to the subscribers to the Memorandum).

	Authorised		Issued and fully paid up	
	Nominal value (£)	Number	Nominal value (£)	Number
Number of Shares prior to completion of the Enlarged Rights Issue	220,500,000.00	882,000,000	154,418,633.50	617,674,534
Proposed number of Shares upon completion of the Enlarged Rights Issue	461,317,312.25[1]	1,845,269,249[1]	Up to 361,339,602.25	Up to 1,445,358,409

Note:

1. *Assuming completion of the Enlarged Rights Issue and Shareholders passing the Scrip Resolution.*

On 17 April 2000, each ordinary share of £0.50 each in the Company was sub-divided into two Shares, by way of special resolution of the Company. Following the sub-division, the share capital of the Company comprised 200,000 Shares. At an extraordinary general meeting of the Company held on 13 October 2000, the authorised share capital of the Company was increased from £50,000 to £220,500,000 (divided into 882,000,000 Shares) by the creation of 881,800,000 Shares in the Company.

The above table sets out the authorised and issued and fully paid up share capital of the Company as at 10 July 2008 (being the latest practicable date before publication of this document) and as it will be following the issue of the Rights Issue Shares and Shareholders passing the Scrip Resolution (assuming no Options or awards granted under the Share Schemes are exercised or satisfied between the date of this document and then).

The Shares are admitted to trading on the main market of the London Stock Exchange. The ISIN Code for the Shares is GB0002228152 and the common code for the Shares is BB.

Immediately following the Enlarged Rights Issue (assuming that no Options or awards are exercised or satisfied under the Share Schemes and Shareholders pass the Scrip Resolution), 399,910,840 Shares will remain authorised but unissued, representing approximately 28% of the Enlarged Share Capital. The Enlarged Rights Issue and Shareholders passing the Scrip Resolution will result in the issued share capital in the Company increasing by approximately 134%, representing an immediate dilution of approximately 57% of the Existing Shares in the capital of the Company. Such dilution will be approximately 57% in respect of any individual Shareholder who does not take up any of his rights pursuant to the Enlarged Rights Issue.

4.6 Share price

The closing middle market quotations for a Share as derived from the Daily Official List on the first Dealing Day in each of the six months immediately prior to the date of this document, were as follows:

Date	Mid market quotation (pence)
1 July 2008	63.75
2 June 2008	67.00
1 May 2008	162.25
1 April 2008	198.25
3 March 2008	204.50
1 February 2008	253.25
2 January 2008	278.75

8. Directors' shareholdings and Options and long-term incentives

8.1 Directors' shareholdings

As at 10 July 2008 (the latest practicable date prior to the printing of this document) and immediately following completion of the Enlarged Rights Issue, the Share interests of the Directors in the share capital of the Company (held through the Nominee Account, their registered holdings or otherwise) are as follows:

Current as of 10 July 2008			Following completion of Enlarged Rights Issue	
Director	Number of Shares	Percentage of issued equity share capital	Number of Shares	Percentage of issued equity share capital
Rod Kent	350,000	0.057	819,000	0.057
Nicholas Cosh	48,000	0.008	112,320	0.008
Michael Buckley	34,000	0.006	79,560	0.006
Ian Cheshire	7,378	0.001	17,264	0.001
Roger Hattam*	78,878	0.013	184,574	0.013
Louise Patten	47,500	0.008	111,150	0.008
Mark Stevens*	45,178	0.007	105,716	0.007
Stephen Webster	10,923	0.002	25,559	0.002
Chris Willford*	65,251	0.011	152,687	0.011

Note:

Assuming no options are exercised between the date of this document and completion of the Enlarged Rights Issue; and assuming that the Directors take up all of their right to subscribe for Rights Issue Shares.

**includes Shares held by spouse, minor children and connected persons*

10. Material contracts

In addition to the material contracts mentioned in the Prospectus, the following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by any member of the Group at any time and contain obligations or entitlements which are, or may be, material to the Group as at the date of this document.

The Revised Underwriting Agreement

The Revised Underwriting Agreement replaces the Underwriting Agreement referred to in the Prospectus. Please refer to the summary of the Revised Underwriting Agreement in Section 9 of Part I of this document.

Subscription Agreement

The Subscription Agreement was terminated.

Relationship Agreement

The Relationship Agreement will not come into force following the termination of the Subscription Agreement.

GMAC-RFC Limited Mortgage Forward Sale Agreement

On 6 December 2006 GMAC-RFC Limited (**GMAC**) and Mortgage Express entered into a mortgage forward sale agreement pursuant to which GMAC agreed to sell and Mortgage Express agreed to purchase portfolios of mortgage loans in the years 2007, 2008 and 2009. The purchase price for each portfolio is calculated according to the value of the mortgage loans in the portfolio. The parties have agreed that they may agree to extend the term of the agreement beyond 2009 on an annual basis.

After each portfolio is sold to Mortgage Express, Mortgage Express is responsible for the administration and servicing of the mortgage loans, including the setting of interest rates and the collection of arrears in accordance with the terms and conditions of the relevant mortgage. Mortgage Express has agreed to indemnify GMAC if GMAC suffers any loss as a result of a breach of such contractual obligations by Mortgage Express, including failure to set interest rates in accordance with the mortgage's terms and conditions or to adhere to the Council of Mortgage Lenders policy on the collection of arrears.

Subject to the mortgage loans in each portfolio satisfying certain conditions, Mortgage Express has agreed that it will purchase each portfolio on a quarterly basis until 27 November 2009. The purchase price for each portfolio is calculated according to the value of the mortgage loans in the portfolio. The maximum potential amount that Mortgage Express may be required to pay for the remaining portfolios is £6bn. This figure can be reduced to £2.1bn provided that Mortgage Express provide a purchase notice in accordance with the terms of the agreement. The loans to be purchased under the terms of the contract are expected to be originated on or at usual market terms and pricing.

GMAC is under no obligation to repurchase any mortgage loan from Mortgage Express unless there has been a breach of a representation or warranty in relation to a mortgage loan.

11. Substantial Shareholders

Save as disclosed below, the Directors are not aware, nor have they received notice of, any person who, directly or indirectly, was, as at 10 July 2008 (being the latest practicable date prior to the publication of this document) interested in, or would, following completion of the Enlarged Rights Issue, be interested in 3% or more of the Company's current issued share capital or its issued share capital as enlarged by the Enlarged Rights Issue (such interests being notifiable under paragraph 5.1 of the Disclosure and Transparency Rules):

Name of Shareholder	Number of Shares	Percentage of Company's share capital prior to the Enlarged Rights Issue	Maximum number of Shares following completion of the Enlarged Rights Issue	Percentage of Company's share capital following completion of the Enlarged Rights Issue[1]
Standard Life Investments Limited	35,297,334	5.72%	82,595,761	5.715%
Legal & General Group plc	24,989,130	4.05%	58,474,564	4.046%
INVESCO Limited	29,883,359	4.84%	69,927,060	4.838%
Prudential plc	21,378,384	3.46%	50,025,418	3.461%
Barclays Bank plc	18,631,638	3.02%	43,598,032	3.016%

Notes:

1. *Assuming that those entities listed above take up all of their rights to subscribe for Rights Issue Shares.*
2. *There are no different voting rights granted to any major Shareholder.*
3. *Assuming that those entities listed above do not participate in the sub-underwriting arrangements in respect of the Enlarged Rights Issue.*

18. Costs and expenses

The aggregate costs and expenses payable by the Company in connection with the Enlarged Rights Issue are estimated to amount to approximately £54 million.

21. Consents

Each of Citi and UBS Limited has given and has not withdrawn its consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

KPMG has given and not withdrawn its written consent to the inclusion herein of its report in Part III in the form and the context in which it is included and has authorised the contents of its report for the purposes of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

22. Documents available for inspection

In addition to the documents available for inspection listed at Section 22, Part XII of the Prospectus, copies of this document and the Supplementary Circular will be available for inspection at the Company's registered office during usual business hours on any weekday (Saturdays and public holidays excepted) for a period from and including the date of this document until the date of admission of the Rights Issue Shares.

11 July 2008

Additional Definitions

The definitions in the Prospectus apply throughout this document unless they are otherwise defined below, are no longer relevant or the context requires otherwise:

Reconvened Extraordinary General Meeting or Reconvened EGM	the reconvened extraordinary general meeting of the Company to be held at 9.00 a.m. on 17 July 2008 notice of which is set out in the Supplementary Circular
Eligible Nominee Shareholder	a Nominee Shareholder at the Record Date
Enlarged Rights Issue	the proposed issue of the Rights Issue Shares by way of rights described in this document
Extraordinary General Meetings or EGMs	the extraordinary general meeting of the Company originally convened at 9.00 a.m. on 7 July 2008 notice of which is set out in the Circular and the reconvened extraordinary general meeting of the Company held at 9.00 a.m. on 17 July 2008 notice of which is set out in the Supplementary Circular
Prospectus	the prospectus to Shareholders dated 24 June 2008
Qualifying CREST Shareholder	a CREST Shareholder at the Record Date
Qualifying Non-CREST Shareholder	a Non-CREST Shareholder at the Record Date
Record Date	close of business on 11 July 2008
Resolution 1	the resolution numbered 1 in the Notice of EGM to be amended as described in the Supplementary Circular
Revised Underwriting Agreement	the agreement dated 4 July 2008 between Citi, UBS Limited and the Company relating to the underwriting of the Enlarged Rights Issue, details of which are set out in Part I of this document.
Rights Issue Shares	the Shares issued pursuant to the Enlarged Rights Issue
Supplementary Circular	the supplementary circular despatched to Shareholders in connection with the Revised Rights Issue on 9 July 2008
Supplementary Prospectus	this document

The following definitions are removed from the Definitions Section in the Prospectus:

Initial Subscription

Initial Subscription Shares

New Shares

TPG Investment Resolutions

Transaction Resolutions

Bradford & Bingley plc

8 July 2008

Extraordinary General Meeting – 7 July 2008

A copy of the resolution to adjourn Bradford & Bingley plc's EGM on 7 July 2008 until 17 July 2008 has been forwarded to the FSA and will shortly be available for inspection at the UKLA Document Viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

End

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

Posting of Supplementary Circular

7 July 2008

Further to Bradford & Bingley plc's announcement on 4 July 2008 confirming details of its enlarged rights issue to raise net proceeds of approximately £400 million, Bradford & Bingley announces that a supplementary circular is being posted to shareholders.

The supplementary circular provides details of the extraordinary general meeting of shareholders to be held on 17 July 2008 at Sheffield Arena, Broughton Lane, Sheffield to seek the necessary approval for the enlarged rights issue. The extraordinary general meeting due to be held today was adjourned.

A copy of the supplementary circular will shortly be available on Bradford & Bingley's website www.bbg.co.uk.

Copies of the supplementary circular have been submitted to the UK Listing Authority and will be available for inspection shortly at the UK Listing Authority's document viewing facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

END

Further information

Further information on the enlarged rights issue is available on the Bradford & Bingley's website www.bbg.co.uk

Contacts

Investor Relations

Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations

Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS Investment Bank") are acting each exclusively for Bradford & Bingley and for no one else in relation to the proposed rights issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed rights issue, or any other matters referred to in this document.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

A supplementary prospectus relating to the proposed issue and admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange of securities in Bradford & Bingley in connection with the enlarged rights issue is expected to be published in the next few days, and will be available on the website and from the registered office of Bradford & Bingley. The provisional allotment letters are expected to be despatched around the time of the EGM. The supplementary prospectus will give further information on Bradford & Bingley and details of the new ordinary shares, the nil paid rights and the fully paid rights to be offered pursuant to the rights issue and the placing.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the supplementary prospectus when published. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the supplementary prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.
The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Neither the content of the Bradford & Bingley website nor any website accessible by hyperlinks on the Bradford & Bingley website is incorporated in, or forms part of, this announcement.

Certain information, statements, beliefs and opinions in this document are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

THIS DOCUMENT AND ITS ENCLOSURES ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

When considering what action you should take, you should seek your own personal financial advice from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you sell or have sold or otherwise transferred all of your Shares in Bradford & Bingley plc ("Bradford & Bingley" or the "Company"), please forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer is or was effected for onward transmission to the purchaser or transferee. Please note that such documents should not be sent to any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including, but not limited to, the United States and the Excluded Territories. If you have sold or otherwise transferred only part of your holding of Shares you should retain this document and the accompanying Form of Proxy.

If you hold your Shares through the Nominee Account and you sell or have sold or otherwise transferred all of your Shares, please contact the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if calling from outside the United Kingdom) between 8.30 a.m. and 5.00 p.m., Monday to Friday. If you hold your Shares through the Nominee Account and you have sold or otherwise transferred only some of your Shares, you should retain this document and the accompanying Form of Direction.

This document does not constitute an offer to sell or the solicitation of an offer to acquire Rights Issue Shares and/or Nil Paid Rights and/or Fully Paid Rights and/or to take up any entitlements. This document is not a prospectus but an advertisement for the purposes of Directive 2003/71/EC and investors should not take up all or part of their entitlements, subscribe for any Nil Paid Rights, Fully Paid Rights or Rights Issue Shares referred to in this document except on the basis of information contained in the Supplementary Prospectus to be published in connection with the Enlarged Rights Issue.

Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited and UBS Limited are each acting exclusively for Bradford & Bingley and for no one else in relation to the proposed Enlarged Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Rights Issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed Rights Issue, or any other matters referred to in this document.

The distribution of this document and/or the accompanying documents into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy or Form of Direction comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdictions.

Bradford & Bingley

Bradford & Bingley plc

(Registered in England and Wales under the Companies Act 1985 with no. 3938288)

Supplementary Circular in connection with Extraordinary General Meeting

Proposed increase in authorised share capital to facilitate a proposed 67 for 50 rights issue at 55 pence per share to raise approximately £400million, net of expenses, and proposed capitalisation of reserves and share issue in place of the 2008 interim dividend

---

YOUR ATTENTION IS DRAWN TO THE LETTER FROM THE CHAIRMAN OF THE COMPANY ON PAGES 3 TO 5 OF THIS DOCUMENT, RECOMMENDING YOU TO VOTE IN FAVOUR OF THE PROPOSALS DESCRIBED IN THE ORIGINAL CIRCULAR AS UPDATED BY THIS DOCUMENT. FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE TAKEN INTO ACCOUNT WHEN CONSIDERING WHETHER TO VOTE IN FAVOUR OF THE PROPOSALS, SEE SECTION 9 OF PART I OF THE ORIGINAL CIRCULAR.

Notice of an Extraordinary General Meeting of Bradford & Bingley, to be held at Harrogate International Centre, King's Road, Harrogate at 9.00 a.m. on 7 July 2008, was set out at the end of the Original Circular. This meeting was adjourned and **THE EXTRAORDINARY GENERAL MEETING WILL NOW BE HELD AT SHEFFIELD ARENA, BROUGHTON LANE, SHEFFIELD AT 9.00 a.m. on 17 JULY 2008, TO ALLOW SHAREHOLDERS TO CONSIDER THE INFORMATION IN THIS SUPPLEMENTARY CIRCULAR.**

If you hold Shares through the Bradford & Bingley Nominee Account, a pink Form of Direction is enclosed for use in connection with the Extraordinary General Meeting. If you hold Shares in your own name, a green Form of Proxy is enclosed for use in connection with the Extraordinary General Meeting. Alternatively, you can if you wish use the pink Form of Direction or green Form of Proxy sent to you with the Original Circular in order to vote at the Extraordinary General Meeting. In order for any such form to be valid it should be completed and returned as soon as possible, but in any event, so as to be received by the Company's registrar, Computershare, at P.O. Box 1164, Bristol, BS99 1GT, by not later than 9.00 a.m. on 14 July 2008 in the case of a Form of Direction and by not later than 9.00 a.m. on 15 July 2008 in the case of a Form of Proxy.

A Supplementary Prospectus is expected to be made available in the next few days on the Company's website and at its registered office. In addition, and subject to certain conditions being satisfied, including the passing of Resolution 1 (as proposed to be amended), it is expected that, on or around 17 July 2008, Eligible Nominee Shareholders will be sent a Nominee Allotment Letter and Qualifying Non-CREST Shareholders will be sent a Provisional Allotment Letter, such documents constituting the offer to such Eligible Nominee Shareholders and Qualifying Non-CREST Shareholders, respectively.

The Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the Nominee Allotment Letters have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. This document is not being sent to, and does not constitute an offer of Rights Issue Shares, Nil Paid Rights or Fully Paid Rights to, any Shareholder with a registered address in, or who is resident in, the United States, Australia, Canada, Japan or South Africa. Any person who receives this document including without limitation custodians, nominees and trustees should observe these restrictions and not mail or otherwise distribute, forward or transmit the enclosed documents in, into or from the United States, Australia, Canada, Japan or South Africa.

An application will be made to the UK Listing Authority and to the London Stock Exchange for the Rights Issue Shares (nil and fully paid) to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. Subject to certain conditions being satisfied, including the passing of Resolution 1 (as proposed to be amended) at the Extraordinary General Meeting, it is expected that Admission will become effective and that dealings in the Rights Issue Shares will commence, nil paid, on 18 July 2008.

This document is important and requires your attention

This document provides a description of the background to and reasons for the Enlarged Rights Issue announced by the Board on 4 July 2008. It explains that the **Extraordinary General Meeting of Shareholders convened for 7 July 2008 has been adjourned to 17 July 2008**. If Resolution 1 (as proposed to be amended) is approved at the Extraordinary General Meeting, Shareholders will receive further information regarding the Enlarged Rights Issue and the options that will be available.

Further questions?

If you have read this document and have further questions, please telephone the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m., Monday to Friday. The Shareholder Helpline will only be able to provide information contained in this document and the Original Circular and will be unable to give advice on the merits of the Enlarged Rights Issue or to provide financial, tax or investment advice.

Expected Timetable of Key Events

	2008
Announcement of the details of the Enlarged Rights Issue	4 July
Despatch of the Supplementary Circular, additional Forms of Proxy and Forms of Direction	9 July
Publication of the Supplementary Prospectus	Mid July
Record Date for entitlements under the Enlarged Rights Issue	close of business on 11 July
Latest time and date for receipt of Forms of Direction from Nominee Shareholders	9.00 a.m. on 14 July
Latest time and date for receipt of Forms of Proxy from Non-CREST and CREST Shareholders	9.00 a.m. on 15 July
Extraordinary General Meeting	**9.00 a.m. on 17 July**
Despatch of Nominee Allotment Letters to Eligible Nominee Shareholders and Provisional Allotment Letters to Qualifying Non-CREST Shareholders	17 July
Dealings in Rights Issue Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 18 July
Shares marked "ex" by the London Stock Exchange	8.00 a.m. on 18 July
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on 18 July
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on 18 July
Latest time and date for requesting Cashless Take-up or sale of all Nil Paid Rights through the Computershare Dealing Facility (for Qualifying Non-CREST Shareholders and Eligible Nominee Shareholders)	11.00 a.m. on 8 August
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 8 August
Latest time for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on 11 August
Latest time and date for acceptance of and payment in full in respect of Nil Paid Rights under Nominee Allotment Letters by Eligible Nominee Shareholders[1]	**11.00 a.m. on 13 August**
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on 13 August
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	**11.00 a.m. on 15 August**
Rights Issue Shares credited to CREST stock accounts	18 August
Despatch of definitive share certificates for the Rights Issue Shares in certificated form	by no later than 26 August
Despatch of statements to Eligible Nominee Shareholders who have taken up their Nil Paid Rights	by no later than 26 August

Notes:

1. *To allow the Nominee to process acceptances and payments by Eligible Nominee Shareholders, the latest time and date for acceptance of and payment in full in respect of Nil Paid Rights under a Nominee Allotment Letter by an Eligible Nominee Shareholder is two days earlier than the latest time and date for acceptance and payment in full in respect of Nil Paid Rights under a Provisional Allotment Letter. Nominee Shareholders will still have longer than the 21 clear day acceptance period required by the Act.*
2. *The times and dates set out in the expected timetable of key events above and mentioned throughout this document may be adjusted by the Company in consultation with the Underwriters in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, Qualifying Shareholders.*

Bradford & Bingley

Directors

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3938288)

Rod Kent (*Executive Chairman*)
Nicholas Cosh (*Non-Executive Deputy Chairman*)
Roger Hattam (*Director*)
Mark Stevens (*Director*)
Chris Willford (*Director*)
Michael Buckley (*Non-Executive Director*)
Ian Cheshire (*Non-Executive Director*)
Louise Patten (*Non-Executive Director*)
Stephen Webster (*Non-Executive Director*)

Registered Office
P.O. Box 88
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

7 July 2008

To Qualifying Shareholders and, for information only, to participants in the Share Schemes. You should read the whole of this document and not just this letter.

Dear Shareholder

Proposed 67 for 50 Enlarged Rights Issue at 55 pence per share

1. Introduction

On 2 June 2008, your Board made an announcement that it proposed to raise approximately £400 million of additional capital by way of a rights issue in combination with an investment in the Company by TPG. Shareholders were sent the Original Circular dated 10 June 2008 describing the proposals.

On 3 July 2008, the Company was informed by Moody's of its decision to downgrade the Company's senior unsecured and long-term debt ratings from A3 to Baa1 (and to maintain the Company's short-term rating at P2). In light of this downgrade, TPG exercised its right to terminate the Subscription Agreement with respect to its proposed £179 million investment in the Company, with the result that TPG will not be making an investment in the Company.

In an announcement released on 3 July 2008, the Board stated that it would instead proceed with the capital raising announced on 2 June 2008 by way of an Enlarged Rights Issue to raise net proceeds of approximately £400 million. The net proceeds of the Enlarged Rights Issue will be approximately the same as would have been the case had TPG made its investment in the Company. The Enlarged Rights Issue is supported by a number of the Company's largest shareholders, including Insight Investment, Legal & General Investment Management, M&G Investment Managers and Standard Life Investments. The subscription price of 55 pence per Rights Issue Share will remain unchanged. The Enlarged Rights Issue offers all Qualifying Shareholders the opportunity to participate in the capital raising in proportion to their existing shareholdings in the Company.

The Board is also pleased to confirm that the Enlarged Rights Issue has been underwritten by Citi and UBS Limited.

The Directors believe that the net proceeds of the Enlarged Rights Issue will strengthen the Group's capital position and will mitigate the impact of previously announced reductions in the value of certain of the Group's treasury investments. The Group's strengthened capital position will further support the Group's funding programme, enhance the Group's competitive position and improve the Group's regulatory capital ratios. The Board's targeted range for the Company's Tier 1 Ratio of between 8% and 10% remains.

The Directors continue to believe that it is appropriate for the Company to issue Scrip Shares instead of paying the 2008 interim dividend in cash. The Company's dividend policy remains as set out in the Original Circular.

The Enlarged Rights Issue is conditional on the passing of Resolution 1 set out in the Notice of EGM (although it is proposed to make a small amendment, as described below). This resolution would authorise an increase in the Company's share capital to create sufficient Rights Issue Shares and grant authority to the Directors to allot and issue the Rights Issue Shares, as required by the Act. See Section 6 below for more details on voting.

The Extraordinary General Meeting convened for Monday 7 July 2008 has been adjourned to Thursday 17 July 2008.

The purpose of this Supplementary Circular is to provide you with details of the Enlarged Rights Issue. It also explains why the Board considers that Resolution 1 (as proposed to be amended) and Resolution 5 to be proposed at the Extraordinary General Meeting are in the best interests of the Company and Shareholders as a whole. The Board also considers that, with the consent of Shareholders attending the Extraordinary General Meeting, Resolutions 2, 3 and 4 should not be proposed to the Extraordinary General Meeting. The Board recommends that you vote in favour of Resolution 1 (as proposed to be amended) and Resolution 5.

Shareholders may register their vote using the pink Form of Direction or the green Form of Proxy (as appropriate) previously received with the Original Circular, or the pink Form of Direction or the green Form of Proxy (as appropriate) received with this document. **If you have already submitted a pink Form of Direction or a green Form of Proxy it will remain valid unless it is expressly revoked.** If you complete and return more than one Form of Direction or Form of Proxy, the last received form will determine your vote, as the later form will be deemed to be a revocation of the earlier form.

In connection with the Enlarged Rights Issue the Company is preparing a Supplementary Prospectus that we expect to make available in the next few days on the Company's website (www.bbg.co.uk) and at its registered office. You should not take up all or part of your entitlements or subscribe for any Nil Paid Rights, Fully Paid Rights or Rights Issue Shares referred to in this document except on the basis of the information contained in the Prospectus and the Supplementary Prospectus. You can also request a copy of the Prospectus or the Supplementary Prospectus by calling the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m., Monday to Friday.

2. Background to and reasons for the Enlarged Rights Issue

The background to and reasons for the Enlarged Rights Issue are those set out in Section 2 of the Chairman's Letter forming part of the Original Circular.

3. Current trading

The Company released its Trading Statement in respect of the first four months of 2008 on 2 June 2008. There has been no material change in the current trading and outlook of the Company since then.

4. Key terms and conditions of the Enlarged Rights Issue

Subject to the satisfaction of the conditions referred to below, the Board proposes to issue approximately 828 million Rights Issue Shares in order to raise approximately £400 million, net of expenses. The Issue Price of 55 pence per Rights Issue Share represents a 38% discount to the closing market price of 88.25 pence per share on 30 May 2008, the last Dealing Day prior to the announcement of the Rights Issue and the Trading Statement.

Amongst other things, the Revised Underwriting Agreement confers on the Sponsors, acting together, the right to terminate the Revised Underwriting Agreement prior to the date of Admission in the event of:

(i) any matter or circumstance arising as a result of which any of the conditions in the Revised Underwriting Agreement has not been satisfied (or waived) at the required time(s); and/or

(ii) certain material breaches by the Company of its obligations under the Revised Underwriting Agreement; and/or

(iii) any statement contained in the relevant documents being or having become untrue, incorrect or misleading in any respect, or any matter having arisen, which would, if the relevant document was published prior to the date of Admission, constitute an omission from the relevant document which, in any such case, a Sponsor considers to be material in the context of the Enlarged Rights Issue, the underwriting of the Rights Issue Shares or Admission and/or such as to make it impracticable or inadvisable to proceed with the Enlarged Rights Issue, the underwriting of the Rights Issue Shares or Admission; and/or

(iv) any of the representations or warranties contained, or referred to, in the Revised Underwriting Agreement prior to the date of Admission not being, or ceasing to be, true, accurate and not misleading by reference to the facts and circumstances subsisting at the required time(s); and/or

(vi) other events occurring, including certain material adverse changes or prospective material adverse changes relating to the Group, certain events relating to the occurrence of adverse market conditions or material disruption in settlement, payment or clearance services or economic or political events.

The Revised Underwriting Agreement does not give the Underwriters an express right to terminate the agreement if there is a credit rating downgrade. The Revised Underwriting Agreement also contains certain customary representations and warranties by the Company as to the accuracy of the information contained in the Original Circular, this document, the Prospectus, the Supplemental Prospectus and other relevant documents, and in relation to other matters relating to the Group and its business, and an indemnity from the Company in favour of each of the Underwriters and their relevant persons.

The Company gives certain undertakings to the Underwriters. These include agreeing, among other things, without the prior written consent of the Sponsors and the Underwriters, up to 60 Dealing Days after the last date for acceptances under the Enlarged Rights Issue or termination of the Revised Underwriting Agreement (as appropriate) not to (and to use all reasonable endeavours to procure that no member of its Group will):

(i) enter into any commitment or agreement, or put itself in a position where it is obliged to announce that any commitment or agreement may be entered into, which is or may be material in the context of the Enlarged Rights Issue or the underwriting of the Rights Issue Shares or Admission; and/or

(ii) allot, issue (or contract to allot or issue) or grant any rights in respect of any securities of the Company or of a Group Company (except in respect of the allotment and issue of Shares in paying the Company's interim dividend and for the grant of options or awards under, and the allotment and issue of Shares pursuant to options or awards granted under, the Share Schemes, in each case in accordance with normal practice); and/or

(iii) circulate, distribute, publish, issue or make (nor authorise any other person to circulate, distribute, publish, issue or make) any press or other public announcement or any advertisement, statement or communication, subject to certain exemptions.

3. Information about the Rights Issue Shares

The Rights Issue Shares will, if issued, and once fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared (other than any entitlement to the Enlarged Rights Issue).

Definitive share certificates in respect of the Rights Issue Shares to be held in certificated form are expected to be despatched by post by 26 August 2008 to persons entitled thereto at their registered address (unless lodging agent details are provided). Rights Issue Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Eligible Nominee Shareholders who have accepted an entitlement to Nil Paid Rights will be sent an advice note from Computershare by post by 26 August 2008 confirming the number of Shares they hold through the Nominee Account following the issue of Rights Issue Shares.

Holdings of Existing Shares in certificated and uncertificated form and through the Nominee will be treated as separate holdings for the purpose of calculating entitlements under the Enlarged Rights Issue. Rights Issue Shares representing fractional entitlements will not be allotted to Qualifying Shareholders and, where necessary, entitlements to Rights Issue Shares will be rounded down to the nearest whole number. The exercise of rights under the Rights Issue may not be available to any Shareholder with a registered address in the US or any of the Excluded Territories. Further details will be set out in the Supplementary Prospectus.

4. Consent of advisers

Citi and UBS Limited have given and not withdrawn their written consent to the inclusion of their names and references to them in the form and context in which they are included in this document.

Definitions

The definitions in the Original Circular apply throughout this document unless they are otherwise defined below or the context requires otherwise:

Enlarged Rights Issue	the proposed issue of the Right Issue Shares by way of rights described in this document, the terms and conditions of which will be set out in the Supplementary Prospectus
Original Circular	the circular to Shareholders dated 10 June 2008
Qualifying Shareholder	a Shareholder at the Record Date
Record Date	close of business on 11 July 2008
Resolution 1	the resolution numbered 1 in the Notice of EGM
Revised Underwriting Agreement	the agreement dated 4 July 2008 between Citi, UBS and the Company relating to the underwriting of the Enlarged Rights Issue, details of which are set out in Part II of this document.
Rights Issue Shares	the Shares issued pursuant to the Enlarged Rights Issue
Supplementary Circular	this document
Supplementary Prospectus	the supplementary prospectus to be made available to Shareholders in connection with the Revised Rights Issue

Bradford & Bingley

Directors

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3938288)

Rod Kent (*Executive Chairman*)
Nicholas Cosh (*Non-Executive Deputy Chairman*)
Roger Hattam (*Director*)
Mark Stevens (*Director*)
Chris Willford (*Director*)
Michael Buckley (*Non-Executive Director*)
Ian Cheshire (*Non-Executive Director*)
Louise Patten (*Non-Executive Director*)
Stephen Webster (*Non-Executive Director*)

Registered Office
P.O. Box 88
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

7 July 2008

To Qualifying Shareholders and, for information only, to participants in the Share Schemes. You should read the whole of this document and not just this letter.

Dear Shareholder

Proposed 67 for 50 Enlarged Rights Issue at 55 pence per share

1. Introduction

On 2 June 2008, your Board made an announcement that it proposed to raise approximately £400 million of additional capital by way of a rights issue in combination with an investment in the Company by TPG. Shareholders were sent the Original Circular dated 10 June 2008 describing the proposals.

On 3 July 2008, the Company was informed by Moody's of its decision to downgrade the Company's senior unsecured and long-term debt ratings from A3 to Baa1 (and to maintain the Company's short-term rating at P2). In light of this downgrade, TPG exercised its right to terminate the Subscription Agreement with respect to its proposed £179 million investment in the Company, with the result that TPG will not be making an investment in the Company.

In an announcement released on 3 July 2008, the Board stated that it would instead proceed with the capital raising announced on 2 June 2008 by way of an Enlarged Rights Issue to raise net proceeds of approximately £400 million. The net proceeds of the Enlarged Rights Issue will be approximately the same as would have been the case had TPG made its investment in the Company. The Enlarged Rights Issue is supported by a number of the Company's largest shareholders, including Insight Investment, Legal & General Investment Management, M&G Investment Managers and Standard Life Investments. The subscription price of 55 pence per Rights Issue Share will remain unchanged. The Enlarged Rights Issue offers all Qualifying Shareholders the opportunity to participate in the capital raising in proportion to their existing shareholdings in the Company.

The Board is also pleased to confirm that the Enlarged Rights Issue has been underwritten by Citi and UBS Limited.

The Directors believe that the net proceeds of the Enlarged Rights Issue will strengthen the Group's capital position and will mitigate the impact of previously announced reductions in the value of certain of the Group's treasury investments. The Group's strengthened capital position will further support the Group's funding programme, enhance the Group's competitive position and improve the Group's regulatory capital ratios. The Board's targeted range for the Company's Tier 1 Ratio of between 8% and 10% remains.

The Directors continue to believe that it is appropriate for the Company to issue Scrip Shares instead of paying the 2008 interim dividend in cash. The Company's dividend policy remains as set out in the Original Circular.

The Enlarged Rights Issue is conditional on the passing of Resolution 1 set out in the Notice of EGM (although it is proposed to make a small amendment, as described below). This resolution would authorise an increase in the Company's share capital to create sufficient Rights Issue Shares and grant authority to the Directors to allot and issue the Rights Issue Shares, as required by the Act. See Section 6 below for more details on voting.

The Extraordinary General Meeting convened for Monday 7 July 2008 has been adjourned to Thursday 17 July 2008.

The purpose of this Supplementary Circular is to provide you with details of the Enlarged Rights Issue. It also explains why the Board considers that Resolution 1 (as proposed to be amended) and Resolution 5 to be proposed at the Extraordinary General Meeting are in the best interests of the Company and Shareholders as a whole. The Board also considers that, with the consent of Shareholders attending the Extraordinary General Meeting, Resolutions 2, 3 and 4 should not be proposed to the Extraordinary General Meeting. The Board recommends that you vote in favour of Resolution 1 (as proposed to be amended) and Resolution 5.

Shareholders may register their vote using the pink Form of Direction or the green Form of Proxy (as appropriate) previously received with the Original Circular, or the pink Form of Direction or the green Form of Proxy (as appropriate) received with this document. **If you have already submitted a pink Form of Direction or a green Form of Proxy it will remain valid unless it is expressly revoked.** If you complete and return more than one Form of Direction or Form of Proxy, the last received form will determine your vote, as the later form will be deemed to be a revocation of the earlier form.

In connection with the Enlarged Rights Issue the Company is preparing a Supplementary Prospectus that we expect to make available in the next few days on the Company's website (www.bbg.co.uk) and at its registered office. You should not take up all or part of your entitlements or subscribe for any Nil Paid Rights, Fully Paid Rights or Rights Issue Shares referred to in this document except on the basis of the information contained in the Prospectus and the Supplementary Prospectus. You can also request a copy of the Prospectus or the Supplementary Prospectus by calling the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) between 8.30 a.m. and 5.00 p.m., Monday to Friday.

2. Background to and reasons for the Enlarged Rights Issue

The background to and reasons for the Enlarged Rights Issue are those set out in Section 2 of the Chairman's Letter forming part of the Original Circular.

3. Current trading

The Company released its Trading Statement in respect of the first four months of 2008 on 2 June 2008. There has been no material change in the current trading and outlook of the Company since then.

4. Key terms and conditions of the Enlarged Rights Issue

Subject to the satisfaction of the conditions referred to below, the Board proposes to issue approximately 828 million Rights Issue Shares in order to raise approximately £400 million, net of expenses. The Issue Price of 55 pence per Rights Issue Share represents a 38% discount to the closing market price of 88.25 pence per share on 30 May 2008, the last Dealing Day prior to the announcement of the Rights Issue and the Trading Statement.

The Rights Issue Shares will be offered by way of rights to Qualifying Shareholders on the following basis:

67 Rights Issue Shares for every 50 Existing Shares

held and so on in proportion to any other numbers of Existing Shares held and registered in their name or, in the case of Eligible Nominee Shareholders, held and registered in the name of the Nominee, at the Record Date. Rights Issue Shares representing fractional entitlements will not be allotted to Qualifying Shareholders and, where necessary, entitlements to Rights Issue Shares will be rounded down to the nearest whole number.

The Company has arranged for the Enlarged Rights Issue to be underwritten by Citi and UBS Limited. A summary of the material terms of the Revised Underwriting Agreement is set out in Section 2 of Part II of this document.

The Enlarged Rights Issue is conditional upon (i) the publication of the Supplementary Prospectus, (ii) the passing of Resolution 1 (as proposed to be amended) at the Extraordinary General Meeting, (iii) Admission of the Rights Issue Shares, nil paid, becoming effective by not later than 8.00 a.m. on the first Dealing Day after the Extraordinary General Meeting (which Dealing Day is expected to be 18 July 2008) and the last date for acceptances being no later than 15 August 2008, and (iv) the Underwriters' obligations under the Revised Underwriting Agreement otherwise having become unconditional in all respects and the Revised Underwriting Agreement not having been terminated in accordance with its terms prior to Admission of the Rights Issue Shares, nil paid.

Application will be made to the UK Listing Authority for the Rights Issue Shares to be admitted to the Official List and to the London Stock Exchange for the Rights Issue Shares to be admitted to trading on its main market for listed securities. We expect Admission to become effective, and trading of the Rights Issue Shares, nil paid, to commence on the main market of the London Stock Exchange on 18 July 2008.

The Enlarged Rights Issue will result in the issue of approximately 828 million Shares (representing approximately 57.3% of the issued share capital of the Company, as enlarged by the Enlarged Rights Issue). The Rights Issue Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares (other than any entitlement to the Enlarged Rights Issue).

The terms and conditions of the Enlarged Rights Issue will be set out in the Supplementary Prospectus. Changes from the terms and conditions in the Prospectus will include those necessary to reflect the changes to the expected timetable and changes in relation to the treatment of fractions and certain overseas shareholders.

Information on UK taxation with regard to the Rights Issue was set out at Section 4 of Part III of the Original Circular. This information will continue to apply in relation to the Enlarged Rights Issue. The information is intended only as a general guide to the current UK tax position. If you are in any doubt as to your own tax position, or are subject to tax in a jurisdiction other than the UK, you should consult your own independent professional adviser without delay.

5. Proposals to be voted on at the Extraordinary General Meeting

Enclosed with the Original Circular was a notice convening an Extraordinary General Meeting to be held at Harrogate International Centre, King's Road, Harrogate at 9.00 a.m. on 7 July 2008. **THIS MEETING WAS ADJOURNED AND THE EXTRAORDINARY GENERAL MEETING WILL NOW BE HELD AT SHEFFIELD ARENA, BROUGHTON LANE, SHEFFIELD AT 9.00 a.m. ON 17 JULY 2008.**

It is intended that Shareholders will be asked to consider and vote on only two resolutions at the Extraordinary General Meeting as follows:

- **Resolution 1** is an ordinary resolution, which is proposed to be amended such that it is not conditional on the passing of Resolutions 2 and 3, to:
  - increase the authorised share capital of the Company from £220,500,000 to £411,317,312.25 by the creation of an additional 763,269,249 new Shares ranking pari passu with the Existing Shares (other than any entitlement to the Enlarged Rights Issue) for the purposes of the Enlarged Rights Issue (which, without taking account of the Scrip Issue, represents an increase of approximately 87% in the authorised ordinary share capital of the Company as at the date of this document); and
  - authorise the Directors under section 80 of the Act to allot relevant securities up to an aggregate nominal value of £190,817,312.25 for the purposes of the Enlarged Rights Issue, representing approximately 124% of the issued Shares as at the date of this document. If passed, this authority will expire on the earlier of 15 months after the passing of this Resolution and the conclusion of the annual general meeting of the Company to be held in 2009. In order to give effect to the Enlarged Rights Issue, the Directors will use in part the authorisation to allot shares given to them at the annual general meeting of the Company held on 22 April 2008.
- **Resolution 5** is an ordinary resolution to authorise the issue of Shares to Shareholders instead of paying a cash interim dividend for the year ending 31 December 2008. If Resolution 5 is approved, this will: (i) increase the Company's authorised, but unissued, share capital by the creation of a further 200,000,000 Shares (which, without taking account of the Enlarged Rights Issue, represents an increase of approximately 22.7% in the authorised ordinary share capital of the Company as at the date of this document), (ii) grant the Directors authority to capitalise an amount of the Company's share premium account of up to £50,000,000 and to apply this sum in paying up new Shares, and (iii) grant the Directors authority to allot such Shares pursuant to section 80 of the Act to Shareholders on a pro rata basis.

The amended form of Resolution 1 intended to be proposed to the Extraordinary General Meeting is set out in Section 1 of Part II of this document.

- **Resolutions 2, 3 and 4** – it is intended that, with the consent of Shareholders attending the Extraordinary General Meeting, Resolutions 2, 3 and 4 will not be put because they now have no purpose since TPG has terminated the Subscription Agreement.

Save for the issue of Shares pursuant to the Enlarged Rights Issue, the Scrip Issue and pursuant to the Share Schemes, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

6. Action to be taken by Shareholders

Action to be taken by Shareholders in respect of the Extraordinary General Meeting

IF YOU HAVE ALREADY VOTED AND DO NOT WANT TO CHANGE YOUR VOTE

If you have already voted and do not want to change your vote on Resolution 1 or Resolution 5, **you do not need to take any action.** Your vote in relation to Resolution 1 will be treated as if it had been made with respect to Resolution 1 as proposed to be amended.

IF YOU HAVE ALREADY VOTED AND DO WANT TO CHANGE YOUR VOTE OR YOU HAVE NOT ALREADY VOTED

Enclosed with this document is:

- A **pink** Form of Direction (if you hold your Shares through the Nominee Account), which you are asked to complete and return to Computershare at P.O. Box 1164, Bristol, BS99 1GT as soon as possible, and in any case by 9.00 a.m. on 14 July 2008, and which allows you to instruct the Nominee to vote at the Extraordinary General Meeting on your behalf or to indicate that you will attend the Extraordinary General Meeting to vote in person; and/or
- A **green** Form of Proxy (if you are on the register of members of the Company), which you are asked to complete and return to Computershare at P.O. Box 1164, Bristol, BS99 1GT as soon as possible, and in any case by 9.00 a.m. on 15 July 2008, and which allows you to cast your vote at the Extraordinary General Meeting.

If you have any questions on how to complete your Form of Direction or Form of Proxy, please call the Shareholder Helpline on 0844 472 6003 (or +44 870 703 0003 if you are calling from outside the UK) from 8.30 a.m. to 5.00 p.m., Monday to Friday.

- If you are a CREST Shareholder you can vote by submitting a voting instruction via CREST. Shareholders can also vote electronically. If you vote a second time via CREST or electronically, your second vote will supersede your first vote.

Action to be taken by Shareholders in respect of the Enlarged Rights Issue

If Resolution 1 (as proposed to be amended) is passed at the Extraordinary General Meeting (and provided the Revised Underwriting Agreement has not been terminated in accordance with its terms), then following the Extraordinary General Meeting, Qualifying Shareholders will be entitled to subscribe for a number of Rights Issue Shares. The terms and conditions of the Enlarged Rights Issue will be set out in the Supplementary Prospectus. **No action is required by Shareholders in respect of the Rights Issue Shares at this time.**

7. Risk Factors

The risk factors set out in paragraph 9 of the Chairman's Letter in the Original Circular remain materially unchanged, save that those risks relating to the TPG Investment are no longer applicable to the Enlarged Rights Issue and the exercise of rights under the Enlarged Rights Issue may not be available to any Shareholder with a registered address in the US or any of the Excluded Territories.

8. Directors' Intentions

The Directors intend to take up in full their rights to subscribe for Rights Issue Shares under the Enlarged Rights Issue in respect of both the Shares they hold through the Nominee Account and their registered holdings.

9. Recommendation from your Directors

The Board considers that Resolutions 1 (as proposed to be amended) and 5 are in the best interests of the Company and the Shareholders as a whole. **The Board unanimously recommends that Shareholders vote in favour of Resolutions 1 (as proposed to be amended) and 5 to be proposed at the Extraordinary General Meeting, as the Directors intend to do in respect of both the Shares they hold through the Nominee Account and their registered holdings.**

Yours sincerely

Rod Kent
Executive Chairman

Part II – Further Information on the Enlarged Rights Issue

1. Resolution 1

It is intended that Resolution 1 in the Notice of EGM will be put to the Extraordinary General Meeting in an amended form such that it is not conditional on the passing of Resolutions 2 and 3 set out in the Notice of EGM (which resolutions will not be put to the meeting). Accordingly, it will be proposed that the words: "subject to and conditional upon the passing of Resolutions 2 and 3 set out below" in the first line of Resolution 1 set out in the Notice of EGM be removed and that the resolution will be put to the Extraordinary General Meeting as set out below:

"THAT:

(a) the authorised share capital of the Company be and it is hereby increased from £220,500,000 to £411,317,312.25, by the creation of 763,269,249 ordinary shares of 25 pence each forming a single class with the existing ordinary shares of 25 pence each in the capital of the Company; and

(b) the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act"), without prejudice and in addition to the authority conferred by resolution 12 passed at the Company's annual general meeting held on 22 April 2008, to exercise all the powers of the Company to allot relevant securities (within the meaning of that Section of the Act) up to an aggregate nominal amount of £190,817,312.25 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of fifteen months from the date this resolution is passed and the conclusion of the annual general meeting of the Company in 2009, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired."

2. Revised Underwriting Agreement

The Company, the Underwriters and the Sponsors have entered into the Revised Underwriting Agreement dated 4 July 2008 under which the Underwriters have agreed, subject to certain conditions, to use their endeavours to procure subscribers for the Rights Issue Shares not validly taken up under the Enlarged Rights Issue, failing which the Underwriters have agreed to subscribe themselves for any Rights Issue Shares not validly taken up. Under the Revised Underwriting Agreement, the Company has also appointed the Sponsors in connection with its application for Admission.

The Company has agreed to pay the Underwriters a commitment fee equal to 1.1875% of the aggregate gross amount raised under the Enlarged Rights Issue. This amount is payable whether or not the Enlarged Rights Issue becomes effective. The Company has also agreed to pay the Underwriters an underwriting fee of 3.5625% which is payable conditional upon Admission.

In addition to the payment of fees and commission, the Company will, subject to certain exceptions, pay all other costs, charges and expenses of, or in connection with, the Enlarged Rights Issue, the Extraordinary General Meeting, the allotment and issue of the Rights Issue Shares and the Revised Underwriting Agreement. These include (but are not limited to) the UK Listing Authority and the London Stock Exchange listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, receiving agent's charges, its own and the Underwriters' and the Sponsors' legal and other out-of-pocket expenses, all accountancy and other professional fees, public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes on the fees or commissions payable to them in connection with the Enlarged Rights Issue.

The Underwriters' and the Sponsors' obligations under the Revised Underwriting Agreement are conditional, among other things, on:

(i) the publication of the Supplementary Prospectus;

(ii) subject to the prior satisfaction or waiver of the other conditions, Admission becoming effective at or before 8.00 a.m. on the first Dealing Day after the Extraordinary General Meeting or such later time and/or date as the parties may agree but such that the last date for acceptances under the Enlarged Rights Issue is not later than 15 August 2008;

(iii) the passing of Resolution 1 (without amendment, save as set out in this document) at the Extraordinary General Meeting on 17 July 2008 (and not, except with the written agreement of the Sponsors and the Underwriters, at any adjournment of such meeting); and

(iv) the representations and warranties on the part of the Company contained in the Revised Underwriting Agreement being true and accurate in all respects and not misleading in any respect on and as of the date of the Revised Underwriting Agreement, the date of posting of this document, the date of publication of the Supplementary Prospectus and the date of Admission.

Amongst other things, the Revised Underwriting Agreement confers on the Sponsors, acting together, the right to terminate the Revised Underwriting Agreement prior to the date of Admission in the event of:

(i) any matter or circumstance arising as a result of which any of the conditions in the Revised Underwriting Agreement has not been satisfied (or waived) at the required time(s); and/or

(ii) certain material breaches by the Company of its obligations under the Revised Underwriting Agreement; and/or

(iii) any statement contained in the relevant documents being or having become untrue, incorrect or misleading in any respect, or any matter having arisen, which would, if the relevant document was published prior to the date of Admission, constitute an omission from the relevant document which, in any such case, a Sponsor considers to be material in the context of the Enlarged Rights Issue, the underwriting of the Rights Issue Shares or Admission and/or such as to make it impracticable or inadvisable to proceed with the Enlarged Rights Issue, the underwriting of the Rights Issue Shares or Admission; and/or

(iv) any of the representations or warranties contained, or referred to, in the Revised Underwriting Agreement prior to the date of Admission not being, or ceasing to be, true, accurate and not misleading by reference to the facts and circumstances subsisting at the required time(s); and/or

(vi) other events occurring, including certain material adverse changes or prospective material adverse changes relating to the Group, certain events relating to the occurrence of adverse market conditions or material disruption in settlement, payment or clearance services or economic or political events.

The Revised Underwriting Agreement does not give the Underwriters an express right to terminate the agreement if there is a credit rating downgrade. The Revised Underwriting Agreement also contains certain customary representations and warranties by the Company as to the accuracy of the information contained in the Original Circular, this document, the Prospectus, the Supplemental Prospectus and other relevant documents, and in relation to other matters relating to the Group and its business, and an indemnity from the Company in favour of each of the Underwriters and their relevant persons.

The Company gives certain undertakings to the Underwriters. These include agreeing, among other things, without the prior written consent of the Sponsors and the Underwriters, up to 60 Dealing Days after the last date for acceptances under the Enlarged Rights Issue or termination of the Revised Underwriting Agreement (as appropriate) not to (and to use all reasonable endeavours to procure that no member of its Group will):

(i) enter into any commitment or agreement, or put itself in a position where it is obliged to announce that any commitment or agreement may be entered into, which is or may be material in the context of the Enlarged Rights Issue or the underwriting of the Rights Issue Shares or Admission; and/or

(ii) allot, issue (or contract to allot or issue) or grant any rights in respect of any securities of the Company or of a Group Company (except in respect of the allotment and issue of Shares in paying the Company's interim dividend and for the grant of options or awards under, and the allotment and issue of Shares pursuant to options or awards granted under, the Share Schemes, in each case in accordance with normal practice); and/or

(iii) circulate, distribute, publish, issue or make (nor authorise any other person to circulate, distribute, publish, issue or make) any press or other public announcement or any advertisement, statement or communication, subject to certain exemptions.

3. Information about the Rights Issue Shares

The Rights Issue Shares will, if issued, and once fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared (other than any entitlement to the Enlarged Rights Issue).

Definitive share certificates in respect of the Rights Issue Shares to be held in certificated form are expected to be despatched by post by 26 August 2008 to persons entitled thereto at their registered address (unless lodging agent details are provided). Rights Issue Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Eligible Nominee Shareholders who have accepted an entitlement to Nil Paid Rights will be sent an advice note from Computershare by post by 26 August 2008 confirming the number of Shares they hold through the Nominee Account following the issue of Rights Issue Shares.

Holdings of Existing Shares in certificated and uncertificated form and through the Nominee will be treated as separate holdings for the purpose of calculating entitlements under the Enlarged Rights Issue. Rights Issue Shares representing fractional entitlements will not be allotted to Qualifying Shareholders and, where necessary, entitlements to Rights Issue Shares will be rounded down to the nearest whole number. The exercise of rights under the Rights Issue may not be available to any Shareholder with a registered address in the US or any of the Excluded Territories. Further details will be set out in the Supplementary Prospectus.

4. Consent of advisers

Citi and UBS Limited have given and not withdrawn their written consent to the inclusion of their names and references to them in the form and context in which they are included in this document.

Definitions

The definitions in the Original Circular apply throughout this document unless they are otherwise defined below or the context requires otherwise:

Enlarged Rights Issue	the proposed issue of the Right Issue Shares by way of rights described in this document, the terms and conditions of which will be set out in the Supplementary Prospectus
Original Circular	the circular to Shareholders dated 10 June 2008
Qualifying Shareholder	a Shareholder at the Record Date
Record Date	close of business on 11 July 2008
Resolution 1	the resolution numbered 1 in the Notice of EGM
Revised Underwriting Agreement	the agreement dated 4 July 2008 between Citi, UBS and the Company relating to the underwriting of the Enlarged Rights Issue, details of which are set out in Part II of this document.
Rights Issue Shares	the Shares issued pursuant to the Enlarged Rights Issue
Supplementary Circular	this document
Supplementary Prospectus	the supplementary prospectus to be made available to Shareholders in connection with the Revised Rights Issue

Bradford & Bingley plc

7 July 2008

Result of Extraordinary General Meeting – 7 July 2008

Further to Bradford & Bingley plc's announcement on 4 July 2008 confirming details of an enlarged rights issue to raise net proceeds of approximately £400 million, Bradford & Bingley announces that at its scheduled EGM today the Chairman proposed a resolution to adjourn the EGM until 17 July 2008. That resolution was passed on a show of hands. No other business was transacted at the EGM.

End

Bradford & Bingley

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

4 July 2008

Details of enlarged rights issue

Further to the announcement released by the Company dated 3 July 2008, the Board confirms details of the Company's enlarged rights issue in order to raise net proceeds of approximately £400 million. The enlarged rights issue, which is supported by a number of the Group's largest shareholders including M&G Investment Managers, Legal & General Investment Management, Insight Investment and Standard Life Investments, will have an unchanged subscription price of 55 pence per share. The Group is also pleased to confirm that Citi and UBS will continue to underwrite the enlarged rights issue. Citi and UBS are also acting as joint sponsors and joint corporate brokers to the Company.

The Group will shortly issue a supplementary circular to shareholders and publish a supplementary prospectus. The extraordinary general meeting on Monday 7 July will also be adjourned for a short period to a later date, currently expected to be in the week of 14 July 2008.

The Board proposes to issue approximately 828 million new shares in connection with the enlarged rights issue (representing approximately 57% of the enlarged share capital of the Group). The new shares are being offered by way of rights to shareholders on the following basis:

67 new shares for every 50 existing shares

and so on in proportion to any other numbers of shares held and registered in their name at the record date. Fractions of new shares will not be allotted to shareholders.

The rights issue is conditional upon (i) the publication of a supplementary shareholder circular and supplementary prospectus, (ii) the passing of the resolutions required in connection with the rights issue at the Extraordinary General Meeting, (iii) admission of the new shares nil paid becoming effective by not later than 8 a.m. on 22 July 2008,and (iv) the underwriting agreement between the Company, Citi and UBS otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to admission of the new shares, nil paid.

Application will be made to the UK Listing Authority for the new shares to be admitted to the Official List and to the London Stock Exchange plc for the new shares to be admitted to trading on its market for listed securities. It is expected that the last date for acceptances will be in the second half of August 2008. The new

shares will, when issued and fully paid, rank equally in all respects with the existing shares.

The Directors unanimously recommend that shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of both the shares they hold through the Bradford & Bingley Nominee Account and their registered holdings.

END

Contacts:

For further information please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS") are acting each exclusively for Bradford & Bingley and for no one else in connection with the matters described in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the matters described in this announcement and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the

merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Certain information, statements, beliefs and opinions in this announcement are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

Bradford & Bingley

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

3 July 2008

Announcement by Moody's and capital raising

The Board of Bradford & Bingley (the "Group") has been informed by Moody's of its decision to downgrade inter alia the Group's senior unsecured and long-term debt ratings from A3 to Baa1 and to maintain the short-term rating at P2. In light of this downgrade, TPG has informed the Group that it intends to enforce its right to terminate the Subscription Agreement entered into on 2 June 2008 with respect to its £179 million investment in the Group.

Bradford & Bingley announces that the Group will proceed with the capital raising announced on 2 June 2008, by way of an enlarged rights issue with net proceeds of approximately £400 million. The enlarged rights issue, which is supported by a number of the Group's largest shareholders including M&G Investment Managers, Legal & General Investment Management, Insight Investment and Standard Life Investments, will have an unchanged subscription price of 55 pence per share. The Group is also pleased to confirm that Citi and UBS will continue to underwrite the enlarged rights issue. Further details will be announced in due course.

The Group will shortly issue a supplementary prospectus and circular to shareholders. The extraordinary general meeting will also be adjourned for a short period to a later date, currently expected to be in the week of 14 July 2008.

Executive Chairman Rod Kent commented: "Whilst we are disappointed that TPG intends to terminate its Subscription Agreement, I am pleased that Citi and UBS and our major shareholders continue to support our proposed capital issuance. Bradford & Bingley continues to be well-funded and the capital raising will reinforce our position as one of the better capitalised banks and one of the leading mortgage and savings banks in the UK."

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Contacts:

For further information please contact:

Investor Relations

Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations

Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Goldman Sachs

Basil Geoghegan
+44 (0) 207 7741000

Goldman Sachs International is acting exclusively for Bradford & Bingley and for no one else in relation to the TPG investment and will not regard any other person (whether or not a recipient of this document) as a client in relation to the TPG investment and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the TPG investment, or any other matters referred to in this document.

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS") are acting each exclusively for Bradford & Bingley and for no one else in connection with the matters described in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the matters described in this announcement and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice to any other person in relation to the contents of this announcement or any other matter referred to in this announcement.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have

not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Certain information, statements, beliefs and opinions in this announcement are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

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